GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0290/05/LTR

23 February 2005

PRIVATE & CONFIDENTIAL
By Courier

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 17 February 2005 (*Announcement of Full Year Results of Subsidiary Company, City e-Solutions Limited*);
- 18 February 2005 (*Announcement of Full Year Results of Subsidiary Company, CDL Investments New Zealand Limited*);
- 18 February 2005 (*Announcement of Full Year Results of Subsidiary Company, CDL Hotels New Zealand Limited*);
- 21 February 2005 (*Announcement of Full Year Results of Subsidiary Company, Grand Plaza Hotel Corporation*); and
- 21 February 2005 (*Announcement of Full Year Results of Subsidiary Company, Millennium & Copthorne Hotels plc*);

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)
Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877

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Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	17-Feb-2005 19:07:24
Announcement No.	00089

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The details of the announcement start here ...

Announcement Title *	Announcement of Full Year Results of Subsidiary Company, City e-Solutions Limited
Description	We attach herewith a copy of the results announcement for the full year ended 31 December 2004 issued by City e-Solutions Limited, for yor information.
Attachments:	Ces-ann04.pdf Total size = **253K** (2048K size limit recommended)

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City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 557)

2004 FINAL RESULTS – ANNOUNCEMENT
AUDITED ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004

RESULTS

The Directors of City e-Solutions Limited (the "Company") are pleased to announce the following final audited annual results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2004 together with comparative figures.

Consolidated Profit and Loss Account

	Note	*2004*	*2003*
		HK$'000	HK$'000
Turnover	1	72,147	84,863
Cost of sales		(22,502)	(20,135)
Gross profit		49,645	64,728
Other net income	2	25,919	17,978
Administrative expenses		(48,210)	(49,101)
Profit from operations	1	27,354	33,605
Finance costs		-	-
Profit from ordinary activities before taxation	3	27,354	33,605
Taxation	4	15	-
Profit from ordinary activities after taxation		27,369	33,605
Minority interests		(850)	(499)
Profit attributable to shareholders		26,519	33,106
Dividends attributable to the year:	5		
Final dividend proposed after the balance sheet date			
HK3 cents per share (2003: HK3 cents per share)		11,494	11,494
Earnings per share	6		
Basic		6.92 cents	8.64 cents

Balance Sheet

	The Group		The Company	
	2004	2003	2004	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Non-Current Assets				
Fixed assets	3,346	5,255	2,687	4,169
Intangible assets	407	473	–	–
Interests in subsidiaries	–	–	140,741	140,741
Other financial assets	986	279	–	–
Total Non-Current Assets	4,739	6,007	143,428	144,910
Current Assets				
Other financial assets	117,746	58,240	117,746	58,240
Trade and other receivables	25,892	38,060	10,644	30,390
Cash and cash equivalents	499,148	527,166	329,328	356,072
	642,786	623,466	457,718	444,702
Current Liabilities				
Trade and other payables	(24,223)	(22,360)	(10,721)	(7,953)
Provision for taxation	(1,025)	(1,048)	(1,025)	(1,025)
	(25,248)	(23,408)	(11,746)	(8,978)
Net Current Assets	617,538	600,058	445,972	435,724
Total Assets less Current Liabilities	622,277	606,065	589,400	580,634
Non-Current Liabilities				
Loan owing to a subsidiary	-	-	(63)	(1,402)
Minority Interests	(26,113)	(25,212)	-	-
NET ASSETS	596,164	580,853	589,337	579,232
CAPITAL AND RESERVES				
Share capital	383,126	383,126	383,126	383,126
Reserves	213,038	197,727	206,211	196,106
	596,164	580,853	589,337	579,232

Notes: -

1. The analysis of the principal activities and geographical location of the operation of the company and its subsidiaries during the financial year are as follow:

	Group turnover		*Profit from operations*	
	2004	*2003*	*2004*	*2003*
	HK$'000	HK$'000	HK$'000	HK$'000
Business Segments				
Investment holding	9,937	24,005	22,572	29,787
Hospitality related services	62,210	60,858	4,782	3,818
	72,147	84,863	27,354	33,605
Geographical Segments				
Hong Kong	7,982	22,378	21,243	28,493
Singapore	5,282	3,520	449	1,796
United States	58,883	58,965	5,662	3,316
	72,147	84,863	27,354	33,605

2. The analysis of Other Net Income are as follows:-

	2004	*2003*
	HK$'000	HK$'000
Exchange gain (net)	4,804	3,283
(Loss) / profit on sale of fixed assets (net)	(9)	66
Net unrealised gain on stating securities at fair value	20,250	14,554
Others	874	75
	25,919	17,978

3. Profit from ordinary activities before taxation

Profit from ordinary activities before taxation has been arrived at after charging:

	2004	*2003*
	HK$'000	HK$'000
Amortisation of intangible assets	70	62
Depreciation of fixed assets	1,630	2,662

4. Taxation

	2004 HK$'000	2003 HK$'000
Hong Kong taxation - overprovision in respect of prior years	(15)	-

The provision for Hong Kong profits tax is calculated at 17.5% (2003: 17.5%) of the estimated assessable profits for the year ended 31 December 2004. Taxation for overseas subsidiaries is similarly charged at the appropriate current rates of taxation ruling in the relevant countries.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

5. Dividend

Dividends attributable to the previous financial year, approved and paid during the year.

	2004 HK$'000	2003 HK$'000
Final dividends in respect of the previous financial year, approved and paid during the year, of HK3 cents (2003: HK2 cents) per share	11,494	7,663

The directors of the Company have proposed a final dividend for the year ended 31 December 2004 of HK3 cents per share (2003: HK3 cents). The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

No interim dividend was paid for the year ended 31 December 2004 (2003: Nil cents)

6. Earnings per share

a) *Basic Earnings Per Share*
The calculation of basic earnings per share is based on profit after taxation attributable to shareholders of HK$26.5 million (2003: HK$33.1 million) and on 383,125,524 (2003: 383,125,524) ordinary shares in issue during the year.

b) *Diluted Earnings Per Share*
Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the financial year.

7. Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

MANAGEMENT DISCUSSION AND ANALYSIS

The Group, through its 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), has most of its activities in the United States. The hospitality industry in the US showed an improvement in 2004 compared to the previous year. This improvement in the business environment has benefited SWAN's two primary business units, namely Richfield (hotel management services) and Sceptre (electronic reservation and revenue management services), as the revenues of these two businesses are aligned to business volume and revenue stream of its hotel customers.

In the year under review, the Group recorded a turnover of HK$72.1 million comprising mainly revenue contribution of HK$58.9 million from SWAN. The Group reported a decrease of 15.0% in its turnover in 2004 over 2003 due mainly to lower dividend income. SWAN's total revenue for the year under review was flat compared to 2003. The improvement in Richfield and Sceptre was offset by the decline in revenue recorded by Shield (risk management services) due to the on-going rationalization of this business unit so as to focus on the primary business units.

Group's total investment income decreased by 58.6% from the previous year to HK$9.9 million from HK$24.0 million due to lower dividend and interest income received during the year under review. On the other hand, the Company recorded a higher other net income of HK$25.9 million, up 44.2%, from HK$17.9 million mainly due to unrealised gains arising from restating the Group's investment securities at fair value as at the financial year-end.

For 2004 overall, the Group recorded a net profit attributable to its shareholders of HK$26.5 million, representing a decline of 19.9% from the previous year.

SWAN's business development focus on Richfield and Sceptre in 2004 continued to bear some fruit. During the year in review, it has achieved successes in signing new contracts for both business units. Richfield added a net of three new hotels and Sceptre added a net of 38 properties.

For the year under review, net cash inflow from operating activities amounted to HK$7.0 million. The Group received interest and dividend income of HK$5.9 million and HK$14.8 million respectively. On the Group's investment activities, HK$38.7 million was utilised to purchase investment securities while HK$11.5 million was paid to shareholders as dividends during the year.

The Group's cash and cash equivalents accordingly decreased by HK$32.1 million in the financial year 2004. This decrease together with a favourable exchange translation gain of HK$4.1 million resulted in a cash balance of HK$499.1 million as at the end of the financial year, down from HK$527.2 million as at the last financial year-end. Cash and cash equivalents are mainly held in United States dollars as at the financial year-end.

The Group has no borrowings for the year under review.

Majority of the Group's cash is held in United States dollar deposits. Hence, as long as the Hong Kong dollar trades within the existing United States dollar peg arrangement, currency risk will be minimal. However, with the macro trend of a declining US dollar, the Group may have to consider a portion of its portfolio held in other currencies to maximise returns to shareholders.

As at 31 December 2004, the Group had 41 employees, down from 42 employees as at the end of the last financial year ended 31 December 2003. The total payroll costs for the year 2004 was HK$29.1 million. The Group has a competitive wage and benefits package which are critical to maintaining a level of consistent and quality hospitality services.

BUSINESS REVIEW AND OUTLOOK

Despite the uncertainty over the price of crude oil and the pace of interest rate increases, the United States economy is expected to continue to grow steadily in 2005. Consequently, the hospitality industry in the US is projected to build on the turnaround achieved in 2004 and record another year of growth in 2005. Therefore, SWAN's business units should benefit from the improving economy and industry in the coming year. We will continue to adopt a prudent approach in managing the businesses by ensuring costs are kept in line with the level of business activities. Richfield and Sceptre are working on potential contracts and are optimistic of converting some of these into contracts in 2005.

With the retention of our significant cash resources, the Group is well poised to capitalize on any good investment opportunities that may arise in 2005. We intend to be more active in evaluating opportunities to take advantage of the expected current favourable global economic environment. Barring unforeseen circumstances, the Group's performance in respect of its current hospitality related operations should remain profitable in 2005.

DIVIDENDS

The directors of the Company have proposed a final dividend for the year ended 31 December 2004 of HK3 cents per share (2003: HK3 cents). No interim dividend was paid for the year ended 31 December 2004 (2003: Nil cents).

AUDIT COMMITTEE

The members of the Audit Committee of the Company comprise 2 independent non-executive directors and one non-executive director of the Company. It has reviewed the annual results of the Group for the year ended 31 December 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited throughout the year. The independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles of Association of the Company.

STATUTORY INFORMATION

The Annual General Meeting of the Company will be held on 27 April 2005.

The register of members will be closed from 25 April 2005 to 27 April 2005, both dates inclusive, and the dividend cheques are expected to be despatched on or about 27 May 2005.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 17 February 2005

As at the date of this announcement, the Board is comprised of 11 directors, of which 6 are executive directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive directors, namely Mr. Wong Hong Ren and Hon. Chan Bernard Charnwut and 3 are independent non-executive directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.


SEC MAIL
PROCESSING
RECEIVED
FEB 2 8 2005
SECTION
WASH., D.C.
185

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Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	18-Feb-2005 17:11:30
Announcement No.	00029

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The details of the announcement start here ...

Announcement Title *	Announcement of Full Year Results of Subsidiary Company, CDL Investments New Zealand Limited
Description	We attach herewith the results announcement for the full year ended 31 December 2004 issued by CDL Investments New Zealand Limited, for your information.
Attachments:	CDLI-ChairmanReview2004.pdf CDLI-mediarelease.pdf CDLIFullYr04.pdf Total size = **2492K** (2048K size limit recommended) **Total attachment size has exceeded the recommended value**

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PRELIMINARY *~~HALF YEAR~~/FULL YEAR REPORT ANNOUNCEMENT

CDL INVESTMENTS NEW ZEALAND LIMITED

(Name of Listed Issuer)

For ~~Half Year~~/Full Year Ended 31 December 2004

(referred to in this report as the "current ~~half year~~/full year")

Preliminary ***~~half year~~/full year** report on consolidated results (including the results for the previous correspc *~~half~~/full year) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and g and fair view of the matters to which the report relates [see Note [X] attached] and is based on *audited/~~unat~~ financial statements. If the report is based on audited financial statements, any qualification made by the au is to be attached.

The Listed Issuer ***~~has~~/does not have** a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

1 CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE	*Consolidated Statement Financial Performance		
	Current Half/full Year $NZ'000	Up/Down %	Previous corresponding half/full year $NZ'000
1.1 OPERATING REVENUE			
(a) Trading Revenue	19,746	(26.6%)	26,892
(b) Other Revenue	404	24.3%	325
(c) Total Operating Revenue	20,150	(26.0%)	27,217
1.2 OPERATING *SURPLUS ~~(DEFICIT)~~ BEFORE TAXATION	12,021	20.4%	9,987
(a) Less taxation on operating result	3,544		3,392
1.3 OPERATING *SURPLUS ~~(DEFICIT)~~ AFTER TAX	8,477	28.5%	6,595
(a) Extraordinary Items after Tax [detail in Item 3]			
(b) Unrealised net change in value of investment properties			
1.4 NET *SURPLUS ~~(DEFICIT)~~ FOR THE PERIOD	8,477	28.5%	6,595
(a) Net *Surplus (Deficit) attributable to minority interests			
1.5 NET SURPLUS ~~(DEFICIT)~~ ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	8,477	28.5%	6,595

2 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/ EXPENSES FOR *~~HALF YEAR~~/FULL YEAR	*Consolidated Statement of Financial Performance	
	Current half/full year $NZ'000	Previous corresponding half/full year $NZ'000
2.1 INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE		
(a) Interest revenue included in Item 1.1(b)	324	193
(b) # Unusual items for separate disclosure (gain/loss) (detail - Item 3)		
(c) Equity earnings (gain/loss) (detail - Item 16)		
(d) Interest expense included in Item 1.2 (include all forms of interest, etc		(8)
(e) Leasing and renting expenses	(56)	(62)
(f) Depreciation	(13)	(15)
(g) Diminuton in the value of assets (other than depreciation)		
(h) Amortisation of goodwill		
(i) Amortisation of other intangible assets		
(j) Impairment of goodwill		
(k) Impairment of other intangible assets		

	Consolidated Statement of Financial Performance	
	Current *~~half~~/full Year $NZ'000	Previous corresponding *~~half~~/full Year $NZ'000
2.2 SUPPLEMENTARY ITEMS		
(a) # Interest costs excluded from Item 2.1(d) and capitalised	(3)	(70)
(b) # Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles		
(c) Unrecognised differences between the carrying value and market value of publicly traded investments		

#Items marked in this way need to be shown only there their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus (deficit)

3 DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING) AND EXTRAORDINARY ITEMS OF THE GROUP	Group - Current *Half Year/Full Year	
DETAILS AND COMMENTS	Operating Revenue $NZ'000	Operating Surplus $NZ'000
Discontinued Activities:		
(Disclose Operating Revenue and Operating Surplus)	Not applicable	
TOTAL DISCONTINUED ACTIVITIES		
Material Unusual (including Non Recurring) Items (included in 1.2)		
Description:	Not applicable	
TOTAL MATERIAL NON RECURRING ITEMS		
Extraordinary Items (Ref. Item 1.3(a))		
Description:	Not applicable	
TOTAL EXTRAORDINARY ITEMS		

4 STATEMENT OF MOVEMENTS IN EQUITY	Statement of Movements in Equity	
	Current *half/full year $NZ'000	Previous corresponding *half/full year $NZ'000
4.1 *NET SURPLUS ~~(DEFICIT)~~ ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER	8,477	6,595
(a) *Net Surplus (Deficit) attributable to minority interest		
4.2 OTHER RECOGNISED REVENUE AND EXPENSES		
(a) *Increases (decreases) in revaluation reserves		
(b) Current Translation Differences		
(c) Minority interest in other recognised revenue and expenses		
4.3 TOTAL RECOGNISED REVENUES AND EXPENSES	8,477	6,595
4.4 OTHER MOVEMENTS		
(a) Contributions by Owners	315	2,572
(b) Distributions to Owners	(3,190)	(2,994)
(c) Other		
4.5 EQUITY AT BEGINNING OF ~~HALF YEAR~~/FULL YEAR*	51,336	45,163
4.6 EQUITY AT END OF ~~HALF YEAR~~/FULL YEAR	56,938	51,336

5 EARNINGS PER SECURITY

Calculation of basic and fully diluted EPS in accordance with [illegible] Earnings Per Share

	Earnings Per Security	
	[illegible]	[illegible]
(a) Basic EPS	4.23	3.36
(b) Diluted EPS (if materially different from (a))		

6 MATERIAL ACQUISITIONS OF SUBSIDIARIES (See Note (V) [illegible])

(a) Name of subsidiary or group of subsidiaries
(b) Percentage of ownership acquired
(c) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) $
(d) Date from which such contribution has been calculated
$

Not applicable

7 MATERIAL DISPOSALS OF SUBSIDIARIES (See Note (VI) attached)

(a) Name of subsidiary or group of subsidiaries
(b) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) $
(c) Date from which such contribution has been calculated
(d) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) for the previous corresponding half year/full year
(e) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) from sale of subsidiary $

Not applicable

8 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *~~half~~ full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and th information should be completed separately and attached to this report. However, the following shows a list of items for presentation and indicates which amounts should agree with items included elsewhere ir ~~year~~/full year report:

SEGMENTS

Industry

- Operating revenue:
  - Sales to customers outside the group
  - Intersegment sales
  - Unallocated revenue
- Total revenue [consolidated total equal to Item 1.1(c) above]
- Segment result
- Unallocated expenses
- Operating surplus (Deficit) after tax (Item 1.3)
- Segment assets
- Unallocated assets
- Total assets (Equal to Item 9.3)

Not applicable as the Company is primarily involved in property development

Geographical

- Operating revenue:
  - Sales to customers outside the group
  - Intersegment sales
  - Unallocated revenue
- Total revenue [consolidated total equal to I
- Segment result
- Unallocated expenses
- Operating surplus (Deficit) after tax (Item 1.3)
- Segment assets
- Unallocated assets
- Total assets (Equal to Item 9.3)

Not applicable as the Company only operates in New Zealand

Consolidated Statement of Financial Position

(Note (vii) attached has particular relevance for the preparation [illegible]

9 CURRENT ASSETS	[illegible] NZ$000	[illegible] NZ$000	[illegible] NZ$000
(a) Cash	9,820	8,825	
(b) Trade receivables	2,077	12,871	
(c) Investments			
(d) Development property held for resale within current ye	19,636	19,949	
(e) Other assets, current		196	
TOTAL CURRENT ASSETS	31,533	41,841	
9.1 NON-CURRENT ASSETS			
(a) Trade receivables			
(b) Investments			
(c) Development property held for resale after current yea	27,182	11,084	
(d) Property, plant and equipment	34	43	
(e) Goodwill			
(f) Deferred Taxation Assets			
(g) Other Intangible Assets			
(h) Other assets, non current			
9.2 TOTAL NON-CURRENT ASSETS	27,216	11,127	
9.3 TOTAL ASSETS	58,749	52,968	
9.4 CURRENT LIABILITIES			
(a) Trade Creditors	634	878	
(b) Income in advance, current			
(c) Secured loans			
(d) Unsecured loans			
(e) Provisions, current	194		
(f) Other liabilities, current	42	32	
TOTAL CURRENT LIABILITIES	870	910	
9.5 NON-CURRENT LIABILITIES			
(a) Accounts payable, non-current			
(b) Secured loans			
(c) Unsecured loans			
(d) Provisions, non-current			
(e) Deferred Taxation Liability, non-current	941	722	
(f) Other liabilities, non-current			
9.6 TOTAL NON-CURRENT LIABILITIES	941	722	
9.7 TOTAL LIABILITIES	1,811	1,632	
9.8 NET ASSETS	56,938	51,336	
9.9 SHAREHOLDERS' EQUITY			
(a) Share capital (optional)	24,536	24,221	
(b) Reserves (optional) (i) Revaluation reserve			
(ii) Other reserve	83,020	83,020	
(c) Retained Surplus (accumulated Deficit) (optional)	(50,618)	(55,905)	
9.10 SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	56,938	51,336	
(a) Minority equity interests in subsidiaries			
9.1 TOTAL SHAREHOLDERS' EQUITY	56,938	51,336	
(a) Returns on Assets (%) (EBIT divided by Total Assets)	19.9%	18.5%	
(b) Return on Equity (%) (Net Income divided by Shareholders' Equity)	15.7%	13.2%	
(c) Debt to Equity Ratio (%) (Total Liabilities divided by Shareholders' Equity)	3.2%	3.2%	

(See Note (IX) attached) 10. CASH FLOWS RELATING TO OPERATING ACTIVITIES	Consolidated Statement of cashflows for half/full year: Current *half/full year NZ$000	Corresponding *half/full year NZ$000
(a) Receipts from customers	29,256	28,779
(b) Interest received	293	193
(c) Dividends received		
(d) Payments to suppliers and employees	(22,768)	(13,754)
(e) Interest paid	(3)	(78)
(f) Income taxes paid	(2,487)	(2,837)
(g) Other cash flows relating to operating activities		
NET OPERATING FLOWS	4,291	12,303

(See Note (IX) attached) 11. CASH FLOWS RELATING TO INVESTING ACTIVITIES		
(a) Cash proceeds from sale of property, plant and equipment		
(b) Cash proceeds from sale of equity investments		
(c) Loans repaid by other entities		
(d) Cash paid for purchases of property, plant and equipment	(4)	(6)
(e) Interest paid - capitalised		
(f) Cash paid for purchases of equity investments		
(g) Loans to other entities		
(h) Other cash flows relating to investing activities		
NET INVESTING CASH FLOWS	(4)	(6)

(See Note (IX) attached) 12. CASH FLOWS RELATED TO FINANCING ACTIVITIES		
(a) Cash proceeds from issue of shares, options, etc.		
(b) Borrowings		
(c) Repayment of borrowings		(5,000)
(d) Dividends paid	(2,875)	(422)
(e) Other cash flows relating to financing activities	(417)	(389)
NET FINANCING CASH FLOWS	(3,292)	(5,811)

(See Note (IX) attached) 13. NET INCREASE (DECREASE) IN CASH HELD	995	6,486
(a) Cash at beginning of *~~half year~~/full year	8,825	2,339
(b) Exchange rate adjustments to Item 12.3(a) above		
(c) CASH AT END OF *~~HALF YEAR~~/FULL YEAR	9,820	8,825

14. NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows:

Not applicable

15. RECONCILIATION OF CASH

For the purposes of the above Statement of cash flows, cash includes:

Cash at the end of the *~~half year~~/full year as shown in the statement of cash flows is *reconciled to the related items in the financial statements as follows:*

	Current *half/full year NZ$000	Previous corresponding *half/full year NZ$000
Cash on hand and at bank	432	262
Deposits at call	9,388	8,563
Bank overdraft		
Other (provide details eg Term Deposits		
Total = Cash at End of *~~Half~~/Full Year (Item 13(c) above)	9,820	8,825

16 EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES

Information attributable to the reporting group's share of investments in associates and other material i[illegible] is to be disclosed by way of separate note below (refer FRS-38 Accounting for Investments in Associates)

16 GROUP SHARE OF RESULTS OF ASSOCIATES

	Equity Earnings	
	Current *half/full year $NZ'000	Previous corresponding *half/full year $NZ'000
(a) OPERATING *SURPLUS (DEFICIT) BEFORE TAX		
(b) Less tax		
(c) OPERATING *SURPLUS (DEFICIT) AFTER TAX	Not applicable	
(i) Extraordinary items		
(d) NET *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX		

16 MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of Half/Full Year		Contribution to net surplus (deficit) (Item 1.5)	
Equity Accounted Associates	Current *Half/Full Year	Previous Corresponding *Half/Full Year	Current *Half/Full Year NZ$'000	Previous Corresponding *Half/Full Year NZ$'000
			Equity accounted in current year	
Not applicable				
Other Material Interests			Not Equity Accounted in current year	
Not applicable				

(b) Investments in Associates

	Current *half/full Year $NZ'000	Previous Corresponding *half/full year $NZ'000
Carrying value of investments in associates beginning of half year/ full year		
Share of changes in associates' post acquisition surpluses/and reserves:		
· Retained surplus		
· Reserves		
Net goodwill amortisation and impairment adjustments in the period		
Less Dividends received in the period	Not applicable	
Equity carrying value of investments at the end of half year/full year		
Amount of goodwill included in carrying value at end of that half year/full year		

17 ISSUED AND QUOTED SECURITIES AT END OF CURRENT *HALF YEAR/FULL YEAR

Category of Securities	Number Issued	Quoted	Number Cents	Paid-Up Value (If not fully pa
PREFERENCE SHARES				
# (Description)	Not applicable			
Issued during current *half year/full year				
ORDINARY SHARES				
Balance brought forward	199,358,739		199,358,739	10.00
Issued during current *~~half year~~/full year	1,143,856		1,143,856	10.00
Balance at full year	200,502,595		200,502,595	10.00
CONVERTIBLE NOTES				
# (Description)	Not applicable			
Issued during current *half year/full year				
OPTIONS:	Issued	Quoted	Exercise Price	Expiry Date
Issued during current *half year/full year	Not applicable			
DEBENTURES - Totals only:		$		
UNSECURED NOTES - Totals only:		$		
OTHER SECURITIES		$	$	

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates ther

18 COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to b to this report.

(a) Material factors affecting the revenues and expenses of the group for the current *~~half~~/full year
Nil

(b) Significant trends or events since end of current *~~half~~/full year
Refer to Chairman's Review

(c) Changes in accounting policies since last Annual Report and/~~or~~ last Half Yearly to be disclosed
Nil

(d) Critical Accounting Policies - Management believes the following to be critical accounting policies. T are both important to the portrayal of the issuer's financial condition and results, as they require ma make judgments and estimates about matters that they are inherently uncertain
Nil

(e) Management's discussion and analysis of financial condition, result and/or operations (optional) - th should contain forward looking statements that should outline where these involve risk and uncertai
Refer to Chairman's Review

(f) Other comments
Nil

19 DIVIDEND

(a) Dividend Yield as at balance date (%) (Annual dividend per share divided by price per share)

5.00%

(b) Tax Adjusted Dividend Yield as at balance date (%) (Annual net dividend per share divided by price per shai

3.72%

20 ANNUAL MEETING (if full year report)

(a) To be held at

Kingsgate Hotel Greenlane, Auckland

(b) Date 26 May 2005 Time 9:00 a.m.

(c) Approximate date of availability of Annual Report 31 March 2005

If this ~~*half year~~/full year report was approved by resolution of the Board of Directors, please indicate date of meeting:

17 February 2005

(signed by) Authorised Officer of Listed Issuer (date)

*Delete as required

CDL INVESTMENTS NEW ZEALAND LIMITED

CHAIRMAN'S REVIEW

Financial Performance

CDL Investments New Zealand Limited ("CDLI"), a 61.13% owned subsidiary of CDL Hotels New Zealand Limited, reported a 28.5% increase in net profit after tax to $8,477,000 for the year ended 31 December 2004. This compares to $6,595,000 in the 2003 calendar year.

The strong uplift in profit was despite a fall in revenue from $27,217,000 in the 2003 year to $20,150,000 in the year under review. While sales volume was down due to a lack of available stock because of adverse weather conditions, the company experienced a significant rise in its gross margin (up 8.3% on the previous year) as it capitalised on the strength of the overall market as well as the quality of its property portfolio.

Financial Information

Shareholders' funds as at 31 December 2004 totalled $56,938,000 with total assets at $58,749,000. Net asset backing (before distributions) as at 31 December 2004, was 28.4 cents per share compared to 25.7 cents per share in the previous year. Earnings per share, was 4.23 cents compared to 3.36 cents in the previous year.

CDLI has no debt on its balance sheet and it has cash reserves of $9,820,000 as at 31 December 2004.

Operations

Market conditions throughout 2004 were a continuation from the previous year where the housing property market experienced a strong cyclical upswing with housing sales and new housing construction both being lifted to record highs.

A distinguishing feature of the current housing cycle was that it has encompassed a wide geographical spread compared to the last upswing in the mid 1990s, which was largely concentrated in the Auckland region.

These favourable conditions not only had a positive impact on sales margins but also on the overall value of the company's property portfolio which stretches from Auckland in the North Island to Queenstown in the South Island. The net realisable value of the land holding as at 31 December 2004, determined by DTZ New Zealand Ltd was $107,805,000. This equates to an adjusted net asset backing (before distributions) of 53.8 cents per share.

For the year ended 31 December 2004, CDLI recorded section sales revenue of $19,760,000 down from $26,892,000 in 2003. While the revenues were down, the company was able to increase its gross margin by 22.2% over the previous year. The sales for 2004 were achieved in the company's subdivisions at Waimanu Bay, Palmers Landing, Redoubt Park and Ashmore.

The company continues to actively and selectively seek land investments and development opportunities in key growth areas to enhance future earnings. The company's strong balance sheet will enable it to take advantage of any opportunities that may arise.

During the year under review, a further 18.5 hectares of land was acquired in the Auckland, Hamilton and Hastings regions. These purchases have helped to replenish CDLI's land bank that totalled 245.9 hectares at balance date.

Dividends

The Company has resolved to pay a fully imputed ordinary dividend of 1.6 cents per share and in connection with the strong set of results reported by the Company for the year under review, the Directors have declared a fully imputed special dividend of 0.4 cents per share. A total dividend of 2.0 cents per share will be paid in April 2005.

The Dividend Reinvestment Plan established in 1998 will apply to this dividend, enabling shareholders to choose either a fully imputed cash dividend or ordinary shares in lieu.

Board Changes

As advised in the 2003 Annual Report, Mr John Wilson retired as Chairman effective from 29 February 2004. Mr Wong Hong Ren was appointed as Chairman on 14 May 2004.

Outlook

While it is too early in the year for analysts to publish their views on the property market for the coming year, most bank economists are forecasting that general confidence should remain high or may even improve further during the first half of the year.

The Real Estate Institute of New Zealand is also reporting that the year has started on an encouraging note with good initial trading results being recorded and prices remaining high.

Management are also encouraged by the level of enquiry being received for developments about to be released or presently under development.

These indicators augur well for a continuation of a strong property market that most of the country enjoyed last year.

Looking ahead, the Company is on a very sound footing. It has no debt, and it started the year off with 137 new lots to be released early in the year. It also has under construction a good range of sections in both prices ranges and geographical spread which should enable the Company to retain its market share of the residential section market.

Wong Hong Ren
Chairman

CDL INVESTMENTS NEW ZEALAND LIMITED PROFIT JUMPS 28.5%

Media release **18 February 2005**

Property development and investment company CDL Investments New Zealand Limited (CDLI) today reported a 28.5% jump in net profit after tax to $8,477,000 for the year ended 31 December 2004.

Managing Director Mr Tsang Jat Meng, said that, despite a fall in revenue, this was a very pleasing performance from the 61.48% owned subsidiary of CDL Hotels New Zealand Limited.

"The New Zealand property market remained buoyant during 2004 and we were able to capitalise on this," he said.

Noting that CDLI has a property portfolio that stretches from Auckland in the North Island to Queenstown in the South Island, Mr. Tsang said that the Company had had the benefit of favourable market conditions across its entire property portfolio.

"A feature of our result is the significant increase in the value of our property portfolio from $63,070,000 to $107,805,000. So we have been able to sell profitably and at the same time buy well".

Executive Director John Lindsay said that the Company would continue to look for appropriate acquisitions to boost future earnings.

Mr. Tsang said that CDL Investments New Zealand Limited has come a long way since 1993 when CDL Hotels New Zealand bought its cornerstone stake. "CDLI is a focused property and investment company. It is positioned well and we believe it will continue to perform strongly during 2005".

Ends

Issued by Senescall Akers Ltd on behalf of CDL Investments New Zealand Ltd

Any inquiries please contact:

Tsang Jat Meng		Geoff Senescall
Managing Director	or	Senescall Akers Ltd
CDL Investments NZ Ltd		021 481234
(09) 913 8001		

Issued by Senescall Akers Ltd on behalf of CDL Investments New Zealand Ltd

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Miscellaneous

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Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	18-Feb-2005 17:17:57
Announcement No.	00036

>> Announcement Details

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Announcement Title * : Announcement of Full Year Results of Subsidiary Company, CDL Hotels New Zealand Limited

Description: We attach herewith the results announcement for the full year ended 31 December 2004 issued by CDL Hotels New Zealand Limited, for your information.

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- CDLHNZmediarelease.pdf
- CDLHNZ-FullYr04.pdf

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PRELIMINARY *~~HALF YEAR~~/FULL YEAR REPORT ANNOUNCEMENT

CDL HOTELS NEW ZEALAND LIMITED

(Name of Listed Issuer)

For ~~Half Year~~/Full Year Ended 31 December 2004

(referred to in this report as the "current ~~half year~~/full year")

Preliminary ***~~half year~~/full year** report on consolidated results (including the results for the previous correspon *~~half~~/full year) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and gi and fair view of the matters to which the report relates [see Note [X] attached] and is based on *audited/~~unaudit~~ financial statements. If the report is based on audited financial statements, any qualification made by the aud is to be attached.

The Listed Issuer ***has/~~does not have~~** a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

1 CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE	*Consolidated Statement of Financial Performance Current half/full year $NZ'000	Up/(Down) %	Previous corresponding half/full year $NZ'000
1.1 OPERATING REVENUE			
(a) Trading Revenue	159,738	(4.6%)	167,450
(b) Other Revenue	6,783	682.4%	867
(c) Total Operating Revenue	166,521	(1.1%)	168,317
1.2 OPERATING *SURPLUS ~~(DEFICIT)~~ BEFORE TAXATION	39,708	22.6%	32,400
(a) Less taxation on operating result	7,292		10,195
1.3 OPERATING *SURPLUS ~~(DEFICIT)~~ AFTER TAX	32,416	46.0%	22,205
(a) Extraordinary Items after Tax [detail in Item 3]			
(b) Unrealised net change in value of investment properties			
1.4 NET *SURPLUS ~~(DEFICIT)~~ FOR THE PERIOD	32,416	46.0%	22,205
(a) Net *Surplus ~~(Deficit)~~ attributable to minority interests	9,232		5,171
1.5 NET SURPLUS ~~(DEFICIT)~~ ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	23,184	36.1%	17,034

2 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/ EXPENSES FOR *~~HALF YEAR~~/FULL YEAR	*Consolidated Statement of Financial Performance Current half/full year $NZ'000	Previous corresponding half/full year $NZ'000
2.1 INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE		
(a) Interest revenue included in Item 1.1(b)	1,302	784
(b) # Unusual items for separate disclosure (gain/loss) (detail - Item 3)		
(c) Equity earnings (gain/loss) (detail - Item 16)		
(d) Interest expense included in Item 1.2 (include all forms of interest, et	(5,055)	(5,222)
(e) Leasing and renting expenses	(11,897)	(10,262)
(f) Depreciation	(8,379)	(9,294)
(g) Diminuton in the value of assets (other than depreciation)		
(h) Amortisation of goodwill	(280)	(280)
(i) Amortisation of other intangible assets	(659)	(663)
(j) Impairment of goodwill		
(k) Impairment of other intangible assets		

	Consolidated Statement of Financial Performance	
	Current *~~half~~/full Year $NZ'000	Previous corresponding *~~half~~/full Year $NZ'000
2.2 SUPPLEMENTARY ITEMS		
(a) # Interest costs excluded from Item 2.1(d) and capitalised	(3)	(70)
(b) # Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles		
(c) Unrecognised differences between the carrying value and market value of publicly traded investments		

#Items marked in this way need to be shown only there their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus (deficit)

3 DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING) AND EXTRAORDINARY ITEMS OF THE GROUP	Group - Current *~~Half-Year~~/Full Year	
DETAILS AND COMMENTS	Operating Revenue $NZ'000	Operating Surplus $NZ'000
Discontinued Activities:		
(Disclose Operating Revenue and Operating Surplus)	Not applicable	
TOTAL DISCONTINUED ACTIVITIES		
Material Unusual (including Non Recurring) Items (included in 1.2)		
Description:	Not applicable	
TOTAL MATERIAL NON RECURRING ITEMS		
Extraordinary Items (Ref. Item 1.3(a))		
Description:	Not applicable	
TOTAL EXTRAORDINARY ITEMS		

4 STATEMENT OF MOVEMENTS IN EQUITY	Statement of Movements in Equity	
	Current half/full year $NZ'000	Previous corresponding half/full year $NZ'000
4.1 *NET SURPLUS ~~(DEFICIT)~~ ATTRIBUTABLE TO MEMBERS OF LISTED ISSU	23,184	17,034
(a) *Net Surplus ~~(Deficit)~~ attributable to minority interest	9,232	5,171
4.2 OTHER RECOGNISED REVENUE AND EXPENSES		
(a) *Increases (decreases) in revaluation reserves		
(b) Current Translation Differences	(3,978)	5,355
(c) Minority interest in other recognised revenue and expenses	(3,768)	5,266
4.3 TOTAL RECOGNISED REVENUES AND EXPENSES	24,670	32,826
4.4 OTHER MOVEMENTS		
(a) Contributions by Owners		
(b) Distributions to Owners	(4,890)	(4,890)
(c) Other	(23,181)	(1,355)
4.5 EQUITY AT BEGINNING OF ~~HALF YEAR~~/FULL YEAR*	352,524	325,943
4.6 EQUITY AT END OF ~~HALF YEAR~~/FULL YEAR	349,123	352,524

5 EARNINGS PER SECURITY

[illegible]

	Earnings Per Security	
	[illegible]	[illegible]
(a) Basic EPS	6.63	4.87
(b) Diluted EPS (if materially different from (a))		

6 MATERIAL ACQUISITIONS OF SUBSIDIARIES (See Note V [illegible]

(a) Name of subsidiary or group of subsidiaries	KIN Holdings Limited
(b) Percentage of ownership acquired	61.30%
(c) Contribution to consolidated net *Surplus ~~(Deficit)~~ (Item 1.4)	$101
(d) Date from which such contribution has been calculated	21-Jun-04
	$

7 MATERIAL DISPOSALS OF SUBSIDIARIES (See Note VII attached)

(a) Name of subsidiary or group of subsidiaries	Kingsgate International Corpo
(b) Contribution to consolidated net *Surplus ~~(Deficit)~~ (Item 1.4)	$3,095
(c) Date from which such contribution has been calculated	01-Jan-04
(d) Contribution to consolidated net *Surplus ~~(Deficit)~~ (Item 1.4) for the previous corresponding ~~half year~~/full year	$4,015
(e) Contribution to consolidated net *Surplus ~~(Deficit)~~ (Item 1.4) from sale of subsidiary	$ nil

8 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *~~half~~ /full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of t differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and th information should be completed separately and attached to this report. However, the following shows a list of items for presentation and indicates which amounts should agree with items included elsewhere i ~~year~~/full year report:

SEGMENTS

Industry

- Operating revenue:
  * Sales to customers outside the group
  * Intersegment sales
  * Unallocated revenue
- Total revenue [consolidated total equal to Item 1.1(c) above]
- Segment result
- Unallocated expenses
- Operating surplus (Deficit) after tax (Item 1
- Segment assets
- Unallocated assets
- Total assets (Equal to Item 9.3)

Refer to separate schedule of Note 8

Geographical

- Operating revenue:
  * Sales to customers outside the group
  * Intersegment sales
  * Unallocated revenue
- Total revenue [consolidated total equal to I
- Segment result
- Unallocated expenses
- Operating surplus (Deficit) after tax (Item 1.3)
- Segment assets
- Unallocated assets
- Total assets (Equal to Item 9.3)

Refer to separate schedule of Note 8

Consolidated Statement of Financial Position			
(Note (VII) attached has particular relevance for the preparation [illegible]) 9.0 CURRENT ASSETS	At end of current half year [illegible] $NZ'000	As shown in [illegible] annual report $NZ'000	[illegible] half yearly [illegible] as shown in last half yearly report $NZ'000
(a) Cash	89,363	20,244	
(b) Trade receivables	17,598	31,749	
(c) Inventories	1,519	1,461	
(d) Development Properties	40,416	19,949	
(e) Other assets, current	811		
(f) Hotel property for resale within current year	11,673		
(g) Investment Properties	15,240		
TOTAL CURRENT ASSETS	176,620	73,403	
9.1 NON-CURRENT ASSETS			
(a) Trade receivables			
(b) Investment Properties		137,682	
(c) Development Properties	74,409	73,061	
(d) Property, plant and equipment	165,237	181,621	
(e) Goodwill	2,551	2,870	
(f) Deferred Taxation Assets			
(g) Other Intangible Assets	2,287	2,948	
(h) Other assets, non current			
9.2 TOTAL NON-CURRENT ASSETS	244,484	398,182	
9.3 TOTAL ASSETS	421,104	471,585	
9.4 CURRENT LIABILITIES			
(a) Trade Creditors	21,890	22,841	
(b) Income in advance, current			
(c) Secured loans		700	
(d) Unsecured loans			
(e) Provisions, current		252	
(f) Other liabilities, current			
TOTAL CURRENT LIABILITIES	21,890	23,793	
9.5 NON-CURRENT LIABILITIES			
(a) Accounts payable, non-current			
(b) Secured loans	41,325	85,743	
(c) Unsecured loans			
(d) Provisions, non-current			
(e) Deferred Taxation Liability, non-current	8,766	9,525	
(f) Other liabilities, non-current			
9.6 TOTAL NON-CURRENT LIABILITIES	50,091	95,268	
9.7 TOTAL LIABILITIES	71,981	119,061	
9.8 NET ASSETS	349,123	352,524	
9.9 SHAREHOLDERS' EQUITY			
(a) Share capital (optional)	430,245	430,245	
(b) Reserves (optional) (i) Revaluation reserve		7,840	
(ii) Other reserves	(5,922)	(1,944)	
(c) Retained Surplus (accumulated Deficit) (optional)	(169,709)	(195,109)	
9.10 SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	254.614	241,032	
(a) Minority equity interests in subsidiaries	94,509	111,492	
9.11 TOTAL SHAREHOLDERS' EQUITY	349,123	352,524	
(a) Returns on Assets (%) (EBIT divided by Total Assets)	10.3%	7.8%	
(b) Return on Equity (%) (Net Income divided by Shareholders' Equity)	7.0%	9.7%	
(c) Debt to Equity Ratio (%) (Total Liabilities divided by Shareholders' Equity)	20.6%	33.8%	

	Consolidated Statement of cash flows for *half/full year	
(See Note (X) attached) **10 CASH FLOWS RELATING TO OPERATING ACTIVITIES**	Current *half/full year NZ$000	Corresponding *half/full year NZ$000
(a) Receipts from customers	178,997	172,667
(b) Interest received	1,302	784
(c) Dividends received		
(d) Payments to suppliers and employees	(135,290)	(118,861)
(e) Interest paid	(5,014)	(5,292)
(f) Income taxes paid	(8,956)	(8,570)
(g) Other cash flows relating to operating activities		
NET OPERATING FLOWS	31,039	40,728
(See Note (X) attached) **11 CASH FLOWS RELATING TO INVESTING ACTIVITIES**		
(a) Cash proceeds from sale of property, plant and equipment	123,246	5,597
(b) Cash proceeds from sale of equity investments		
(c) Loans repaid by other entities		
(d) Cash paid for purchases of property, plant and equipment	(18,019)	(8,053)
(e) Interest paid - capitalised		
(f) Cash paid for purchases of equity investments		
(g) Loans to other entities		
(h) Other cash flows relating to investing activities	(14,828)	(6,470)
NET INVESTING CASH FLOWS	90,399	(8,926)
(See Note (X) attached) **12 CASH FLOWS RELATED TO FINANCING ACTIVITIES**		
(a) Cash proceeds from issue of shares, options, etc.		
(b) Borrowings		2,789
(c) Repayment of borrowings	(44,020)	(17,897)
(d) Dividends paid	(6,848)	(6,141)
(e) Other cash flows relating to financing activities		
NET FINANCING CASH FLOWS	(50,868)	(21,249)
(See Note (X) attached) **13 NET INCREASE (DECREASE) IN CASH HELD**	70,570	10,553
(a) Cash at beginning of *~~half year~~/full year	20,244	9,162
(b) Exchange rate adjustments to Item 12.3(a) above	(1,451)	529
(c) CASH AT END OF *~~HALF YEAR~~/FULL YEAR	89,363	20,244

14 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows:

Not applicable

15 RECONCILIATION OF CASH

For the purposes of the above Statement of cash flows, cash includes:

Cash at the end of the *~~half year~~/full year as shown in the statement of cash flows is *reconciled to the related items in the financial statements as follows:*

	Current *half/full year NZ$000	Previous Corresponding *half/full year NZ$000
Cash on hand and at bank	10,237	6,332
Deposits at call	80,897	17,572
Bank overdraft	(1,771)	(3,660)
Other (provide details eg Term Deposits		
Total = Cash at End of *~~Half~~/Full Year (Item 13(c) above)	89,363	20,244

16 EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES

Information attributable to the reporting group's share of investments in associates and other material i
is to be disclosed by way of separate note below (refer FRS-38 Accounting for Investments in Associates)

16.1 GROUP SHARE OF RESULTS OF ASSOCIATES

	Equity Earnings	
	Current *half/full year $NZ'000	Previous corresponding *half/full year $NZ'000
(a) OPERATING *SURPLUS (DEFICIT) BEFORE TAX		
(b) Less tax	Not applicable	
(c) OPERATING *SURPLUS (DEFICIT) AFTER TAX		
(i) Extraordinary items		
(d) NET *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX		

16.2 MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of *Half/Full Year		Contribution to net surplus (deficit) (item 1.5)	
Equity Accounted Associates	Current *Half/Full Year	Previous Corresponding *Half/Full Year	Current *Half/Full Year NZ$'000	Previous Corresponding *Half/Full Year NZ$'000
			Equity Accounted in current year	
Not applicable				
Other Material Interests			Not Equity Accounted in current year	
Not applicable				

(b) Investments in Associates

	Current *half/full Year $NZ'000	Previous Corresponding *half/full year $NZ'000
Carrying value of investments in associates beginning of half year/ full year		
Share of changes in associates' post acquisition surpluses/and reserves:		
· Retained surplus		
· Reserves		
Net goodwill amortisation and impairment adjustments in the period	Not applicable	
Less Dividends received in the period		
Equity carrying value of investments at the end of half year/full year		
Amount of goodwill included in carrying value at end of that half year/full year		

17 ISSUED AND QUOTED SECURITIES AT END OF CURRENT *HALF YEAR/FULL YEAR

Category of Securities	Number Issued	Quoted	Number Cents	Paid-Up Value (If not fully pa
PREFERENCE SHARES:				
# (Description)		Not applicable		
Issued during current *half year/full year				
ORDINARY SHARES:				
Balance brought forward	349,598,066		349,598,066	25.00
Issued during current ~~*half year~~/full year				
Balance at full year	349,598,066		349,598,066	25.00
CONVERTIBLE NOTES:				
# (Description)		Not applicable		
Issued during current *half year/full year				

OPTIONS:	Issued	Quoted	Exercise Price	Expiry Date
Issued during current *half year/full year		Not applicable		
DEBENTURES - Totals only:		$		
UNSECURED NOTES - Totals only:		$		
OTHER SECURITIES		$	$	

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates ther

18 COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to t to this report.

(a) Material factors affecting the revenues and expenses of the group for the current *~~half~~/full year
Nil

(b) Significant trends or events since end of current *~~half~~/full year
Refer to Chairman's Review

(c) Changes in accounting policies since last Annual Report and/~~or~~ last Half Yearly to be disclosed
Nil

(d) Critical Accounting Policies - Management believes the following to be critical accounting policies. T are both important to the portrayal of the Issuer's financial condition and results, as they require ma make judgments and estimates about matters that they are inherently uncertain
Nil

(e) Management's discussion and analysis of financial condition, result and/or operations (optional) - th should contain forward looking statements that should outline where these involve risk and uncertai
Refer to Chairman's Review

(f) Other comments
Nil

CDL Hotels New Zealand Limited

Full Year ended 31 December 2004

Note 8 - Reports for industry and geographic segments

(a) Industry Segments

	Hotel		Property		Consolidated	
	2004 NZD000's	2003 NZD000's	2004 NZD000's	2003 NZD000's	2004 NZD000's	2003 NZD000's
Segment Revenue	123,221	121,099	43,300	47,218	166,521	168,317
Profit for the period after taxation before Minority Interests	11,962	10,930	20,454	11,275	32,416	22,205
Segment Assets	201,507	210,370	219,597	261,216	421,104	471,586

(b) Geographic Segments

	New Zealand		Australia		Consolidated	
	2004 NZD000's	2003 NZD000's	2004 NZD000's	2003 NZD000's	2004 NZD000's	2003 NZD000's
Segment Revenue	143,394	144,925	23,127	23,392	166,521	168,317
Profit for the period after taxation before Minority Interests	20,290	18,351	12,126	3,854	32,416	22,205
Segment Assets	260,238	263,070	160,866	208,516	421,104	471,586

19 DIVIDEND

(a) Dividend Yield as at balance date (%) (Annual dividend per share divided by price per share)

2.41%

(b) Tax Adjusted Dividend Yield as at balance date (%) (Annual net dividend per share divided by price per shai

1.92%

20 ANNUAL MEETING (if full year report)

(a) To be held at

Kingsgate Hotel Greenlane, Auckland

(b) Date 26 May 2005 Time 10:00:00 a.m.

(c) Approximate date of availability of Annual Report 31 March 2005

If this ~~*half year~~/full year report was approved by resolution of the Board of Directors, please indicate date of meeting:

18 February 2005

(signed by) Authorised Officer of Listed Issuer (date)

*Delete as required

CDL HOTELS NEW ZEALAND LIMITED

CHAIRMAN'S REVIEW:

CDL Hotels New Zealand Limited ("CDLHNZ") is a subsidiary of Millennium & Copthorne plc which operates hotels in Europe, Asia, the Middle East and North Africa and the United States. In New Zealand, CDLHNZ owns or operates a network of 30 hotels nationwide under the Millennium, Copthorne and Kingsgate brands and is the largest owner and operator of hotels in New Zealand.

FINANCIAL PERFORMANCE:

CDLHNZ, New Zealand's largest owner and operator of hotels has delivered a strong set of results. For the year ending 31 December 2004, CDLHNZ's net profit after tax and minority interests was a record $23.2 million, an increase of 36.1% over the 2003 results ($17.0 million).

This financial performance confirms an improving profit trend over the past five years as the Company focused on delivering value to its shareholders.

FINANCIAL POSITION:

Shareholders' funds excluding minority interests as at 31 December 2004 totaled $254.6 million (2003: $241.0 million) with total assets at $ 421.1 million (2003: $471.6 million). Net asset backing (without revaluations and before distributions) as at 31 December 2004, was 72.8 cents per share compared to 68.9 cents per share in the previous year. Earnings per share, was 6.63 cents per share compared to 4.87 cents per share in the previous year.

NEW ZEALAND OPERATIONS:

The New Zealand hotel operations reported creditable growth in revenue as well as occupancy during 2004 and the Millennium, Copthorne and Kingsgate brands are now well established in the New Zealand marketplace. Recent initiatives focusing on growing business in both the international tourism and the domestic corporate and leisure markets in equal measure are proving beneficial and the results of these initiatives are reflected in the overall financial performance. With international visitor numbers increasing and with more interest in domestic leisure travel, CDLHNZ believes that it is well placed to take advantage of continued growth in both sectors in the future.

CDL Investments New Zealand Limited ("CDLI"), a 61.13% owned subsidiary of CDLHNZ, reported a 28.5% increase in net profit after tax to $8.5 million for the year ended 31 December 2004. This strong uplift in profit was despite a fall in revenue from $27.2 million in 2003 to $20.2 million in the year under review. While sales volume was down due to a lack of available stock because of adverse weather conditions, the company experienced a significant rise in its gross margin reflecting the strength of the overall market as well as the quality of its property portfolio.

AUSTRALIAN OPERATIONS:

During 2004, the Group restructured its Australian operations in order to capitalise on positive trading conditions in the Australian market and divested itself of the bulk of its assets in Australia. While the sales of the various components of the Kingsgate Complex have not been completed, pending the finalisation of certain closing conditions precedent, the Group is hopeful that these sales will be completed during the course of 2005. The Group will continue to consider the various investment options for the Zenith Residences in Sydney (formerly the Millennium Tower of the Millennium Hotel Sydney). The Group recognises the importance of the Australian market and continues to assess suitable investment opportunities and will review its overall strategy in the course of 2005.

DIVIDEND ANNOUNCEMENT:

The Company has resolved to pay a fully imputed ordinary dividend of 1.4 cents per share and in connection with the strong set of results reported by the Company for the year under review, the Directors have declared a fully imputed special dividend of 0.7 cents per share. A total dividend of 2.1 cents per share will be paid in April 2005.

BOARD OF DIRECTORS:

As announced in May 2004, I was appointed as Chairman of the Board of Directors with effect from 14 May 2004. To strengthen our Board, Richard Bobb was appointed to the Board as an Independent Director in July. The Board has also commenced a review of its Corporate Governance.

OUTLOOK:

The Board remains positive about the long term outlook for the Company. Despite an increasing exchange rate, the overall number of inbound visitors to New Zealand continues to grow and the Company continues its initiatives to improve yield and revenue from both the International and Domestic markets. The Board believes that 2005 will be another profitable year.

MANAGEMENT & STAFF:

On behalf of the Board, I wish to express my thanks to the Company's management and staff for their efforts during 2004.

Wong Hong Ren.
Chairman

CDL HOTELS NEW ZEALAND LIMITED POSTS RECORD PROFIT

Media release **18 February 2005**

The country's largest hotel operator, CDL Hotels New Zealand Limited ("CDL"), today unveiled a 36.1 per cent jump in after-tax profit to a record $23.2 million for the year ended 31 December 2004.

Managing Director Mr Tsang Jat Meng, said the company had made enormous strides in the past five years, culminating in this very satisfying performance.

"You just need to look back to our earnings in the 2000 financial year when we reported a $1.5 million profit to see where we have come from," he said.

"Our close attention to costs, service and profitability have meant we have been able to capitalise on favourable market conditions."

CDL's core earnings are derived from its portfolio of 30 hotels in New Zealand, which are owned, leased, franchised or managed under the Millennium, Copthorne and Kingsgate brands.

It also owns a 61.13 per cent shareholding in the property development and investment company CDL Investments New Zealand Limited ("CDLI").

CDL delivered its record profit on revenue of $166.5 million, which was slightly down on the $168.3 million reported in the 2003 financial year. The reduction in revenue was mainly due to a fall in CDLI's revenue, down from $27.2 million in 2003 to $20.2 in 2004.

The company's hotel revenue was impacted by the closure of the Millennium Hotel Sydney at the end of the first quarter in 2003. However, hotel revenue still increased to $123 million, up from $121 million in 2003. Revenue growth for just the New Zealand hotels was up 6.7 per cent on 2003.

"Growth in the hotels' revenue came from increases in both occupancy and yield," Mr Tsang said. "This was the first time that annual occupancy has broken the 70 per cent barrier." Average occupancy increased from 68 per cent in 2003 to 71 per cent in 2004.

"Occupancy was strongest in Christchurch and Queenstown. Excellent gains were made in the provincial centres especially in the Bay of Islands, which had another record year. Te Anau, Dunedin and Greymouth also had very good results".

"Overall the company continues to maintain its market share with its key focus being on yield growth, which was up 6.4 per cent on last year".

CDL has increased its hotel portfolio with the addition to its inventory earlier this year of the Copthorne Grand Central New Plymouth and the Copthorne Hotel and Resort Hokianga. The Copthorne Hotel & Resort Manuels Taupo was upgraded to a Millennium Hotel and Resort from the beginning of 2005. The company continues to look for strategic opportunities to expand its portfolio.

Looking ahead, Mr. Tsang said that the company had started the year on a positive note. "We believe that the company is in good shape and we expect 2005 to be another positive year".

Ends

Issued by Senescall Akers Ltd on behalf of CDL Hotels New Zealand Ltd

Any inquiries please contact:

Tsang Jat Meng
Managing Director
CDL Hotels New Zealand Ltd
(09) 913 8001

or

Geoff Senescall
Senescall Akers Ltd
021 481234

Issued by Senescall Akers Ltd on behalf of CDL Hotels New Zealand Ltd


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Miscellaneous

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Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	21-Feb-2005 12:42:56
Announcement No.	00007

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement of Full Year Results of Subsidiary Company, Grand Plaza Hotel Corporation
Description	We attach herewith the results announcement for the full year ended 31 December 2004 issued by Grand Plaza Hotel Corporation, for your information.
Attachments:	GPHC-SEC17A-FY2004.pdf Total size = **696K** (2048K size limit recommended)

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SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-A

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES

1. For the fiscal year ended 31 December 2004

2. SEC Identification Number 166878 3. BIR Tax Identification No. 000-460-602-000

4. Exact name of issuer as specified in its charter GRAND PLAZA HOTEL CORPORATION

5. City of Pasay, Philippines
   Province, Country or other jurisdiction of incorporation or organization

6. (SEC Use Only)
   Industry Classification Code:

7. 10/F, The Heritage Hotel Manila, Roxas Blvd. Cor. EDSA Ext., Pasay City 1300
   Address of principal office Postal Code

8. Tel No. (632) 854-8838 ; Fax No. (632) 854-8825
   Issuer's telephone number, including area code

9. ....
   Former name, former address, and former fiscal year, if changed since last report.

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
Common Stock	**87,318,270** (Inclusive of 8,800,000 treasury shares)

11. Are any or all of these securities listed on a Stock Exchange.

    Yes [x] No [ ]

    If yes, state the name of such stock exchange and the classes of securities listed therein:

    Stock Exchange : Philippine Stock Exchange
    Securities : Common Shares

12. Check whether the issuer:

(a) has filed all reports required to be filed by Section 17 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of The Corporation Code of the Philippines during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports);

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past ninety (90) days.

Yes [x] No [ ]

13. State the aggregate market value of the voting stock held by non-affiliates of the registrant. The aggregate market value shall be computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within sixty (60) days prior to the date of filing. If a determination as to whether a particular person or entity is an affiliate cannot be made without involving unreasonable effort and expense, the aggregate market value of the common stock held by non-affiliates may be calculated on the basis of assumptions reasonable under the circumstances, provided the assumptions are set forth in this Form. (See definition of "affiliate" in "Annex B").

The share price of the Company on 11 January 2005 is PhP33.00 and the total voting stock held by non-affiliates of the Company is 10,504,023. Therefore, the aggregate market value of the voting stock held by non-affiliates of the Company is PhP346,632,759.

APPLICABLE ONLY TO ISSUERS INVOLVED IN INSOLVENCY/SUSPENSION OF PAYMENTS PROCEEDINGS DURING THE PRECEDING FIVE YEARS:

14. Check whether the issuer has filed all documents and reports required to be filed by Section 17 of the Code subsequent to the distribution of securities under a plan confirmed by a court or the Commission.

Yes [ ] No [x]

DOCUMENTS INCORPORATED BY REFERENCE

15. If any of the following documents are incorporated by reference, briefly describe them and identify the part of SEC Form 17-A into which the document is incorporated:

(a) Any annual report to security holders;
(b) Any proxy or information statement filed pursuant to SRC Rule 20 and 7.1(b);
(c) Any prospectus filed pursuant to SRC Rule 8.1-1.

PART I – BUSINESS & GENERAL INFORMATION

ITEM 1. BUSINESS

General

The Company was registered with the Securities and Exchange Commission on 9 August 1989 primarily to own, lease or manage one or more hotels, inns or resorts, all adjuncts and accessories thereto and all other tourist oriented business as may be necessary in connection therewith.

The Company owns The Heritage Hotel Manila, a deluxe class hotel which offers 467 rooms and deluxe facilities such as restaurants, ballrooms, and a casino.

The hotel opened on 2 August 1994 and the Company has continued to own and operate the hotel since then.

For the fiscal year ending on 31 December 2004, the Company reported a net profit after tax of about PhP109.2 million as against PhP80.5 million in 2003 and PhP105.6 million in 2002.

There is no bankruptcy, receivership or similar proceedings involving the Company. There are no material reclassifications, mergers, and consolidation involving the Company, nor purchases or sales of a significant amount of assets not in the ordinary course of business of the Company.

The Company's main source of income is revenue from the hotel operations. The market for the hotel services varied. The bulk of the room guests are corporate clients from various countries. The majority of the room guests are Americans, Japanese, Koreans and guests from Southeast Asian nations, while food and beverage guests are mainly Filipinos.

Competitive Position

The main competitors of the Heritage Hotel are Manila Diamond Hotel, Century Park Hotel, Westin Philippine Plaza Hotel and Hyatt Regency Hotel.

Based on information made available to us, the competitive position of these hotels is shown below:

Name	Occupancy %	Average Room Rate	Room Yield
Heritage Hotel	71.82%	PhP2,241	PhP1,609
Diamond Hotel	64.52%	PhP3,377	PhP2,178
Century Park	70.47%	PhP2,440	PhP1,7,19
Hyatt Regency	64.74%	PhP2,523	PhP1,633
Westin Hotel	75.99%	PhP2,468	PhP1,875

Among its competitors, the Heritage Hotel ranks second in terms of occupancy and fifth in terms of average room rate.

Raw Materials and Services

The hotel purchases its raw material for food and beverage ("F&B") from both local and foreign suppliers. The top 3 suppliers are Golden Horseshoe Trading, Golden Dragon Marine Products and F. Del Rosario Pork Store.

Dependence on Single Customer

The Company's main source of income is revenue from the operations of the Heritage Hotel. The operations of the hotel are not dependent on a single or a few customers.

Related Party Transactions

The Company in the normal course of business has entered into transactions with its related parties, principally consisting of cash advances. These advances are shown as "Due to related company", "Due to immediate holding company", and "Due to intermediate holding company" in the balance sheets.

The Company also leases its hotel site and a fully-furnished townhouse unit from a related company. The lease contract on the hotel site requires the Company to deposit PhP78 million to answer for any and all unpaid obligations that the Company may have under said contract.

The Company has entered into a Management Contract with CDL Hotels (Phils.) Corporation for the latter to act as the hotel's administrator. Under the terms of the agreement, the Company is required to pay monthly basic management and incentive fees based on a certain percentage of revenue and gross operating profit.

Patents, Trademarks, Etc.

The Company registered the tradename "The Heritage Hotel Manila" with the Intellectual Property Office on 12 July 2000 under registration number 41995105127. Under current laws, the registration is valid for a term of 20 years, or up to 12 July 2020. The registration is renewable for another 10 years.

The Company does not hold any other patent, trademark, copyright, license, franchise, concession or royalty agreement.

Government Approval and Regulation

The hotel applies for Department of Tourism ("DOT") accreditation annually. The accreditation is based on a certain standard set by the DOT for deluxe class hotels. The DOT inspects the hotel to determine whether the hotel meets the criteria of the DOT. The DOT accredited the hotel and the Company for the year 2004.

The Company is not aware of any new government regulation that may have a material impact on the operations of the Company during the fiscal year covered by this report.

Development Activities

The Company did not undertake any development activities during the last three fiscal years.

Number of Employees

The hotel employed a total of 616 employees during the year 2004. Out of the 616 employees, 400 are regular employees and 216 are casual employees.

The number by type of employee is as follows:

	REGULAR	CASUAL	TOTAL
Hotel Operating Staff (All operating dept)	302	209	511
Management/Admin (A&G Dept)	44	0	44
Sales & Marketing	19	0	19
Repairs & Maintenance	35	7	42
Total	400	216	616

Barring any unforeseen circumstance, for the year 2005, the Company will maintain more or less the same number of employees as in year 2004.

There are no existing collective bargaining agreements between the Company and its employees.

ITEM 2. PROPERTIES

The Company leases its hotel site and a fully furnished townhouse unit from Harbour Land Corporation, a related company. The hotel site is located at the corner of Roxas Blvd. and EDSA Extension, Pasay City. The townhouse is located at Unit 506, Roxas Seafront Garden Homes, Roxas Blvd. Corner Ortigas Street, Pasay City.

The lease for the hotel site is for a period of 25 years renewable for another 25 years. The lease commenced on 1 January 1990.

The lease for the townhouse is renewable every two years.

The annual rental expenses for the hotel site and the townhouse are PhP10.6 million and PhP0.12 million respectively.

The Company has no intention of acquiring additional property within the next 12 months.

ITEM 3. LEGAL PROCEEDINGS

There are no material legal proceedings to which the Company or any of its subsidiaries or affiliates is a party or of which any of its property is the subject.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the security holders during the fourth quarter of the fiscal year covered by this report.

In the 30 April 2004 annual stockholders meeting, the following were elected as directors of the Company:

1. Wong Hong Ren;
2. Bernard Chan;
3. Bryan Cockrell;
4. Peter Kan;
5. Guia Margarita Santos-Qua;
6. Mia Gentugaya (independent director); and
7. Angelito Imperio.

Please refer to the discussion in item 9 of this report.

PART II – OPERATIONAL AND FINANCIAL INFORMATION

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The common shares of the Company are listed on the Philippine Stock Exchange.

The following are the high and low share prices of the Company for the year 2004 and 2003:

Amount in Peso:

	High	Low	High	Low
	Year 2004	Year 2004	Year 2003	Year 2003
First Quarter	No movement	No movement	No movement	No movement
Second Quarter	38.00	38.00	32.00	32.00
Third Quarter	35.00	35.00	No movement	No movement
Fourth Quarter	33.00	33.00	34.00	34.00

The last recorded trade of the shares of the Company during the fiscal year covered by this report occurred on 29 December 2004. The share price was PhP33.

Holders of Securities

The Company has only one class of shares, i.e., common shares. The total outstanding common shares as of 31 December 2004 is 87,318,270 inclusive of 8,800,000 treasury shares.

As of 31 December 2004, the number of shareholders of the Company is 506.

The list of the top 20 shareholders is as follows:

	Name of Shareholder	No. Of shares	% of shareholding (inclusive of treasury shares)
01	The Philippine Fund Ltd.	42,0919,884	48.12%
02	Zatrio Pte Ltd	25,994,363	29.77%
03	PCD Nominee - Filipino	9,923,709	11.36%
04	Grand Plaza Hotel Corp- Treasury Stocks	8,800,000	10.08%
05	Alexander Sy Wong	48,645	0.06%
06	Yam Kum Cheong	7,000	<0.01%
07	Yam Poh Choo	7,000	<0.01%
08	Phoon Lin Mui	7,000	<0.01%

09	Yam Kit Seng	7,000	<0.01%
10	Lucas M. Nunag	4,800	<0.01%
11	Natividad Kwan	4,320	<0.01%
12	Le Ying Tan-Lao	3,610	<0.01%
13	Yam Kit Sung	3,000	<0.01%
14	Peter Kan	2,837	<0.01%
15	Christopher Lim	2,400	<0.01%
16	Romeo L. Salonga	2,400	<0.01%
17	Norberto R. Ong	2,000	<0.01%
18	Robert Uy	2,000	<0.01%
19	Estrella M. Dela Cruz	1,900	<0.01%
20	James Jao & / Or Henry Jao	1,805	<0.01%
	Total	86,845,673	99.46%

Dividends

The Board of Directors, in its meeting held on 14 October 2004 approved the declaration of cash dividends in the total amount of PhP15,703,654 to be distributed among its stockholders of record as 3 November 2004, pro-rata to their respective shareholdings and paid not later than 20 November 2004.

The Board of Directors, in its meeting held on 27 October 2003 approved the declaration of cash dividends in the total amount of PhP15,703,654 to be distributed among its stockholders of record as 10 November 2003, pro-rata to their respective shareholdings and paid not later than 28 November 2003.

Recent Sales of Unregistered Securities

The Company does not have any unregistered securities.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

(A) Full Fiscal Year

Top 5 Key Performance Indicators of the Company for the last 3 years:

	2004	2003	2002
Current ratio	1.63	1.07	1.39
Net book value per share (include treasury shares)	PhP16.53	PhP15.74	PhP17.25
Earnings per share	1.39	1.03	1.28
Profit before tax margin ratio	26.52%	22.73%	27.31%
EBITDA	PhP195.5 million	PhP142.85 million	PhP179.95 million

Current ratio is derived by dividing the current assets with the current liabilities. This indicator measures the liquidity of the Company in the short-term. The current ratio has improved during the year of review mainly due to higher cash balance and the settlement of rental payable during the year.

Net book value per share is derived by dividing the net stockholders' equity by the total number of shares issued. This measures the value of the Company on a per share basis. The net book value per share increased as a result of higher assets value and lower liabilities.

Earnings per share is derived by dividing the net profit after tax by the total shares outstanding. This indicator measures the earning of the Company on a per share basis. The earnings per share improved in year 2004 due to higher profitability.

Profit before tax margin ratio is computed by dividing the profit before tax against the total revenue. This ratio measures whether the Company is able to contain its expenses in relation to the revenue. The Company is able to maintain a reasonable profitability ratio above 20% for year 2004.

EBITDA represents earnings before income tax, interest, depreciation and amortization. This indicator is in effect a measure of the cash flow of the Company. The Company is able to maintain a positive EBITDA over the years.

Results of Operations:

Revenue and Net Income After Tax ("NIAT") of the Company during the last 3 years are as follows:

Year	Revenue - PhP	NIAT – PhP
2004	579,579,123	109,209,843
2003	487,274,239	80,567,223
2002	546,879,229	105,611,043

2004 Results of operations

Year 2004 showed a significant improvement in terms of revenue and NIAT. During the year 2004, there were no major world events such as Severe Acute Respiratory Diseases (SARs) that affect the world tourism business. The Philippines has a peaceful Presidential election in May 2004 and thereafter, business confidence returned to the country and there were more traveling and conference businesses in the country.

Revenue increased by PhP92 million or 19% as compared to last year. The improvement is shown in all segments of the business. Room revenue increased by PhP52 million as compared to last year. The better result for Room segment is due to higher occupancy of 71% in year 2004 as against 53% for year 2003. Food & Beverage revenue increased by PhP33 million due to higher covers and average check.

As a result of the significant improvement in revenue and effective cost control, the profit after tax of the Company showed an increase of PhP29 million.

2003 Results of operations

Revenue during the year ended 31 December 2003 decreased by about PhP59 million compared to the previous year. The drop is mainly due to lower room and Food and Beverage revenue. The Severe Acute Respiratory Diseases (Sars) has a significant impact on the world tourism business. The Philippines experienced a drop in business in the second quarter of 2003 due to Sars.

NIAT for the year ended 31 December 2003 decreased by about PhP25 million compared to last year. The main reason for the drop is due to lower revenue during the year.

2002 Results of operations

Revenue during the year ended 31 December 2002 decreased by about PhP56 million compared to the previous year. The drop in revenue is mainly due to lower room and Food and Beverage revenue. The reasons for the fall in revenue can be attributed to the uncertainty in the world economy and the soft economy of the Philippines.

NIAT during the year ended 31 December 2002 decreased by about P75 million as compared to year 2001. The main reason for the drop in NIAT is due to the fact that during the year 2001, there was an unrealized foreign exchange gain of about P26.9 million whereas the unrealized foreign exchange gain for the year 2002 is only about P4 million and lower revenue.

Financial Conditions:

The total assets and liabilities of the Company for the last 3 years is as follows:

Year	Assets - PhP	Liabilities – PhP
2004	1,443,029,234	318,212,585
2003	1,374,064,784	342,754,324
2002	1,506,088,305	334,399,564

2004 Financial Conditions
Total assets for the year 2004 increased by about PhP69 million as compared to last year. The main reason is due to the increase in cash balance by about PhP117 million and increase in Deposit on Lease Contract by PhP20 million. However, the increased is offset by the decrease in Investment in Stock of Associated Company and other advances by PhP62 million.

Cash balance increased significantly during the year as there were no share buyback exercise conducted during the year and there were also no major capital expenditure.

Total liabilities decreased by about PhP24 million as compared to year 2003. The drop is due to settlement of intercompany balances and decrease in accrued expenses.

2003 Financial Conditions
Total assets for the year 2003 decreased by about PhP132 million as compared to last year. The main reason is the decrease in approximately PhP97 million of the balance of cash and short-term notes. The decrease in cash is due to the payments made to shareholders during the year in connection with the approved share buyback exercise.

Property and equipment also decreased by about PhP45 million which is due to depreciation charges for the year. Total liabilities for the year increased slightly by about PhP8 million as against last year.

2002 Financial Conditions
Total assets for the year 2002 decreased by about PhP130 million as compared to last year. The main reason is the decrease in approximately PhP113 million of the balance of cash and short-term notes. The decrease in cash is due to the payments made to shareholders during the year in connection with the approved share buyback exercise.

Total liabilities for the year 2002 increased marginally by about PhP2million compared to year 2001.

ITEM 7. FINANCIAL STATEMENTS

Please see attachments.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There are no changes and/or disagreements with Accountants on any matter relating to accounting principles or practices, financial disclosures, auditing scope and procedure during the last two fiscal years.

PART III – CONTROL AND COMPENSATION INFORMATION

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES OF THE REGISTRANT

Name	Office	Citizenship	Family Relation (*)	Age
Wong Hong Ren	Chairman & President	Singaporean	No relation	53
Bryan Cockrell	Director	American	No relation	57
Bernard Chan	Director	American	No relation	40
Guia Margarita Santos-Qua	Director	Filipino	No relation	34
Angelito Imperio	Director	Filipino	No relation	65
Mia Gentugaya	Independent Director	Filipino	No relation	53
Peter Kan	Director / General Manager of The Heritage Hotel Manila	Singaporean	No relation	59
Yam Kit Sung	General Manager of the Company	Singaporean	No relation	34
Ho Mei Mei	Assistant General Manager of The Heritage Hotel Manila	Singaporean	No relation	56
Alex Chew	Executive Chef	Singaporean	No relation	43
Natividad Kwan	Corporate Secretary and Compliance Officer	Filipino	No relation	55
Christopher L. Lim	Asst. Corporate Secretary	Filipino	No relation	47
Arlene De Guzman	Treasurer	Filipino	No relation	44

(*) Up to the fourth civil degree either by consanguinity or affinity.

Under Article IV, Section 2 of the By-Laws of the Company, the directors shall hold office for one year and until their successors have qualified and are duly elected.

None of the directors and executive officers are related within the 4th civil degree of consanguinity or affinity.

None of the following events occurred during the past five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person of the registrant:

a) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two year prior to that time;
b) Conviction by final judgment in a criminal proceeding;
c) Being subject to any order, judgment or decree limiting such person's involvement in any type of business, securities, commodities or banking activities; and
d) Being found by domestic or foreign court of competent jurisdiction in a civil action to have violated any securities or commodities law.

Business Experience:

WONG HONG REN
CHAIRMAN & PRESIDENT

Mr. Wong Hong Ren was first elected Director and Chairman of the Board of Directors in May 1996. Since 1988 he has held the position of Group Investment Manager of Hong Leong Management Services Pte. Ltd.. Before joining the Hong Leong Group in 1988, he was the Director and General Manager of Investment and Property of Haw Par Brothers International Ltd. and First Capital Corporation where he was actively involved in the management of the companies' funds in international equities.

BRYAN COCKRELL
DIRECTOR

Mr. Bryan Cockrell, an American national has been a Director of the Company since May 1997. He has been President of Pathfinders Holdings Philippines, Inc. (PHPI) since 1992. PHPI is an investment holding company with interests in tourism-related ventures, export-oriented industries and other joint ventures undertakings. Before his stint in the Philippines, he held numerous positions in Singapore, Indonesia and Saudi Arabia.

CHAN BERNARD CHARNWUT
DIRECTOR

Honorable Chan Bernard Charnwut has been a Director of the Company since January 1990. Aged 40, is a member of both the Executive Council and Legislative Council of the Hong Kong Special Administrative Region. A graduate of Pomona College in California, U.S.A., he holds the positions of Deputy Managing Director of Asia Financial Group and the President of Asia Insurance. He serves as the Chairman of the Standing Committee on Disciplined Services Salaries and Conditions of Service and the Deputy Chairman of the Lingnan University. He is also a member of the Insurance Advisory Committee, Greater Pearl River Delta Business

Council and the Committee on Financial Assistance for Family members of Those Who Sacrifice Their Lives to Save Others. In addition, he serves as the Advisor of Bangkok Bank Ltd., Hong Kong Branch, The Chairman of the Hong Kong-Thailand Business Council and the Chairperson of The Hong Kong Council of Social Service. He resigned as a director of the Company on 17 January 2005 and is replaced by Mr. Eddie C.T. Lau.

ANGELITO C. IMPERIO
DIRECTOR

Atty. Imperio has been a Director of the Company since August 1992 and had served as independent Director for three terms from 2001 to 2004. He completed his legal education at the University of the Philippines (LL.B.) and was admitted to the bar in 1966. He was a senior partner of the law firm SyCip Salazar Hernandez & Gatmaitan until his retirement in October 2004. He is now acting as of counsel to the same law firm. During his active years of law practice, Atty. Imperio was consistently cited by International Financial Law Review and other international legal publications as a leading practitioner in several areas of commercial law, including project finance, privatization, securities, banking, capital markets, energy, and mergers and acquisitions. He is a member of the International Bar Association, Philippine Society of International Law and Philippine Bar Association. He also sits on the Board of Directors of various companies.

MIA G. GENTUGAYA
INDEPENDENT DIRECTOR

Atty. Gentugaya is also a senior partner of SyCip Salazar Hernandez & Gatmaitan and has been a Director of the Company since August 1992. She was admitted to the Philippine Bar in 1978 after completing her legal education at the University of the Philippines (LL.B.). Atty. Gentugaya practices corporate and commercial law, and has been named as one of the world's leading lawyers in project finance and commercial law. She is a member of the International Bar Association, the Philippine Bar Association, the Maritime Law Association of the Philippines (charter member; Trustee, 1988 – 1989) and the Makati Business Club. She also serves in the Board of Directors of various companies.

GUIA MARGARITA SANTOS-QUA
DIRECTOR

Atty. Santos-Qua obtained her Bachelor of Laws degree from Ateneo de Manila University and later joined the law firm of Quisumbing Torres (an affiliate of international law firm, Baker & McKenzie) for about a year. She was elected to the Board of Directors in 1999. She is now connected with the Yuchengco Group as Assistant General Counsel.

PETER KAN

DIRECTOR & GENERAL MANAGER OF THE HERITAGE HOTEL

Peter Kan was General Manager of Grand Plaza Hotel Corporation (GPHC) from May 1993 until his assignment to the company's sister properties in Sydney and Kuala Lumpur in 1999 until his return to Manila as the General Manager of the Heritage Hotel in May 2003. He also served as a member of the Board of Directors of GPHC from June 1995 until April 2000. He was re-appointed director again in June 2003. Peter Kan resigned as a director and General Manager of The Heritage Hotel Manila with effect from 13 January 2005.

EDDIE YEO

DIRECTOR & GENERAL MANAGER OF THE HERITAGE HOTEL (Effective 13 January 2005)

Eddie Yeo is appointed as a Director and General Manager of The Heritage Hotel Manila on 13 January 2005. Prior to his current position, he was the General Manager of Copthorne Kings Hotel Singapore from January 1999 to 2004. He has more than 30 years of hotel management and operational experience in managing and supervising hotel operations in Singapore, Malaysia, Australia, USA and Vietnam. He also holds a Master of Business Administration from the University of South Australia and is a Certified Hotel Administrator (CHA) from the Educational Institute of the American Hotel & Motel Association, Michigan, USA.

EDDIE C.T. LAU

DIRECTOR (Effective 17 January 2005)

Mr. Eddie Lau, a Chinese aged 49 was appointed Director of the Company from 17 January 2005. He obtained his MBA from the University of Durham, UK. He is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Chartered Institute of Certified Accountants in UK. Mr. Lau is also an associate member of the Chartered Institute of Bankers in UK. Over his 25 years experience in the financial industry, Mr. Lau has extensive practical exposures in financial control, business planning and operational management. He had worked with the Hong Kong branches of Hang Seng Bank, Standard Chartered Bank, Bank Austria and The Long-Term Credit Bank of Japan. For the past twelve years, he was the Financial Controller of those banks that he worked with. Mr. Lau had also served in the Office of Commissioner of Banking (currently known as the Hong Kong Monetary Authority) as a Bank Examiner to monitor the banks' compliance in Hong Kong. Currently, Mr. Lau is the Vice President – Group Finance of Asia Financial Holdings group. He joined Asia Financial Holdings group since January 2000.

YAM KIT SUNG

GENERAL MANAGER & VICE PRESIDENT OF FINANCE OF GRAND PLAZA HOTEL CORPORATION

Mr. Yam obtained his Bachelor of Accountancy (Honors) degree from Nanyang Technological University in Singapore. Upon graduation, he joined the international accounting firm, Price

Waterhouse based in Singapore as an auditor and later joined CDL Hotels International Limited as an internal auditor. In 1996, he joined The Heritage Hotel Manila as an Operations Analyst and was appointed General Manager of the Company in April 2000.

NATIVIDAD B. KWAN
CORPORATE SECRETARY AND COMPLIANCE OFFICER

Atty. Kwan has been the Company's Corporate Secretary since 1990. She was appointed as the Company's Compliance Officer on 4 February 2003. Atty. Kwan passed the bar in 1976. She has been practicing law since 1976. She is a partner of Quisumbing Torres. As a practicing lawyer, she acted as a director and corporate secretary of various business concerns.

ITEM 10. EXECUTIVE COMPENSATION

EXECUTIVE AND DIRECTORS COMPENSATION

Name	Position	Year	Salary	Bonus	Others/ Director Fees
Wong Hong Ren	Chairman & President	2004			
Peter Kan	General Manager of Hotel	2004			
Yam Kit Sung	General Manager	2004			
Ho Mei Mei	AGM of Hotel	2004			
Alex Chew	Exe. Chef	2004			
Total		2004	20,438,072	3,480,626	1,429,014
Directors		2004			1,226,190
All officers & Directors as a group		2004	20,438,072	3,480,626	2,655,204

The estimated total compensation for officers and directors in year 2005 is as follows:

Salary – PhP21,000,000
Bonus - PhP3,500,000
Other Fees – PhP2,700,000.

FOR THE LAST 2 FINANCIAL YEARS – 2003 & 2002

Name	Position	Year	Salary	Bonus	Others/ Director Fees
Wong Hong Ren	Chairman & President	2003			
Peter Kan	General Manager of Hotel	2003			
Yam Kit Sung	General Manager	2003			
Ho Mei Mei	AGM of Hotel	2003			
Alex Chew	Exe. Chef	2003			
Total		2003	20,273,871	2,391,680	1,392,911
Directors		2003			1,141,140
All officers & Directors as a group		2003	20,273,871	2,391,680	2,534,051

Name	Position	Year	Salary	Bonus	Others/ Director Fees
Wong Hong Ren	Chairman & President	2002			
Joseph Kong	General Manager of Hotel	2002			
Yam Kit Sung	General Manager	2002			
Ho Mei Mei	AGM of Hotel	2002			
Fok Ping Kong	Executive Chinese Chef	2002			
Total		2002	19,863,567	1,599,211	1,549,480
Directors		2002			886,200
All officers & Directors as a group		2002	19.863,567	1,599,211	2,435,680

The compensations of the directors are one-time directors' fees and do not involve any other form of remuneration. There are no arrangements, such as consulting contracts, pursuant to which any director of the Company was compensated, or is to be compensated, directly or indirectly, during the Company's last completed fiscal year, and the ensuing year, for any service provided as director.

Except for the Executive Chef, Mr. Alex Chew, all the key officers are on a two-year employment contract renewable upon mutual agreement. Mr. Alex Chew is on a one-year contract.

There are no agreements that require, if any such executive officers resign or are terminated by the Company, or if there is a change in control of the Company, the executive officers of the Company to be compensated a total amount exceeding PhP2,500,000.

ITEM 11. SECURITY AND OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Management

The following table shows the shareholding beneficially held by the officers of the Company as at 31 December 2004.

Title of Class	Name of Beneficial Owner / (Citizenship)	Amount & nature of beneficial ownership	Percent of class
Common shares	Natividad B. Kwan (Filipino)	4,320 shares beneficial	Less than 1%
Common shares	Yam Kit Sung (Singaporean)	3,000 shares beneficial	Less than 1%
Common shares	Peter Kan (Singaporean)	2,837 shares beneficial	Less than 1%

The following entitles are directly or indirectly the beneficial owners of more than 5% of the Company's voting shares (common) as of 31 December 2004.

S/N	Name of Shareholder	Citizenship	No. Of Shares	% of Shareholding (exclusive of treasury shares)
1	The Philippine Fund Limited	Bermuda	42,019,884[1]	53.52%
2	Zatrio Pte. Ltd.	Singapore	25,994,363	33.11%
3	RCBC Trust & Investment	Filipino	8,496,629[2]	10.82%

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Please see Note 12 of the audited financial statements for details.

ITEM 13. CORPORATE GOVERNANCE

Under the Manual of Corporate Governance of the Company, the Compliance Officer is responsible for monitoring compliance with the provisions and requirements, as well as violations of the Manual of Corporate Governance and issues a Certification regarding the level of compliance of the Company.

The Company complies with regulations and issuances issued by government authorities pertaining to corporate governance.

Section 7.2 of the Manual of Corporate Governance of the Company provides that the Manual shall be reviewed quarterly unless the board of directors provides otherwise. Moreover, the Audit Committee of the Company reports regularly to the board of directors its quarterly review of the financial performance of the Company.

---

[1] The Philippine Fund Limited is owned by:

	Shareholder's Name	Class of Shares Owned	% Held
1.	Hong Leong Hotels Pte. Ltd. P.O. Box 309 Grand Cayman British West Indies, Cayman Islands	Ordinary	60%
2.	Pacific Far East (PFE) Holdings Corporation (formerly Istethmar International Corporation) Suite 2705-09, 27Flr, Jardine House 1 Connaught Place, Central, Hong Kong	Ordinary	20%
3.	Robina Manila House Limited 8/F Bangkok Bank Building 28 Des Voeux Road, Central Hong Kong	Ordinary	20%

[2] The registered address of RCBC Trust & Investment Division is 333 Sen. Gil J. Puyat Ave. Makati City.

ITEM 14. EXHIBITS AND REPORTS ON SEC FORM 17-C

Exhibits

None

Reports on SEC Form 17-C

The following events were reported in SEC Form 17-C during the period January 2004 to December 2004:

Date of SEC Form 17-C	Subject Disclosed
22 January 2004	• Submission of certificate of attendance of directors.
22 January 2004	• Submission of Certificate of Compliance of Manual on Corporate Governance.
10 February 2004	• Date of Annual Stockholders' Meeting is set for 30 April 2004. The record date for the meeting is 31 March 2004.
21 April 2004	• Approval of the board of directors of the amendment of the By-Laws to provide for the procedure to validate proxies for stockholders' meetings.
30 April 2004	• Election of the directors, officers, and members of the Nomination Committee, Audit Committee and Remuneration Committee of the corporation. • Approval by the stockholders of the amendment to the By-Laws.
23 June 2004	• Approval by the Securities and Exchange Commission of the amendment to the By-Laws.
14 October 2004	• Declaration of Cash Dividends.

SIGNATURES

Pursuant to the requirements of Section 17 of the Securities Regulation Code and Section 141 of the Corporation Code, this report is signed on behalf of the issuer by the undersigned, thereunto duly authorized, in the City of ____________________ on _________, 20__.

By:

Wong Hong Ren
Chairman & President

Yam Kit Sung
General Manager/
Vice President Finance

Natividad B. Kwan
Corporate Secretary

SUBSCRIBED AND SWORN to before me this _____ day of ________ 2005__ affiant(s) exhibiting to me their Community Tax Certificates/Passports, as follows:

Names	CTC/Passport No.	Date of Issue	Place of Issue

____
Notary Public

Doc. No.
Page No.
Book No.
Series of 2005.

MANAGEMENT'S STATEMENT OF RESPONSIBILITY

17 January 2005

SECURITIES AND EXCHANGE COMMISSION
SEC Building, EDSA, Greenhills
City of Mandaluyong

The management of **GRAND PLAZA HOTEL CORPORATION** is responsible for all information and representations contained in the financial statements for the year ended 31 December 2004. The financial statements have been prepared in conformity with generally accepted accounting principles and reflect amounts that are based on the best estimates and informed judgement of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the Company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process and report financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the financial statements before such statements are approved and submitted to the stockholders of the Company.

Fernandez Santos & Lopez, the independent auditors appointed by the stockholders has examined the financial statements of the Company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such examination, in the attached report to the Stockholders and Board of Directors.

Wong Hong Ren	Yam Kit Sung
Chairman and President	General Manager/Principal Accounting Officer and Financial Officer

Subscribed and sworn to before me a notary public for and in the City of _________ this
______ day of ___________ 2005, the signatories exhibiting to me their Community Tax Certificates/Passports details of which are as follows:

Name	Community Tax Certificate/ Passport Number	Date	Place of Issue
Wong Hong Ren			
Yam Kit Sung			

Notary Public

Doc. No.
Page No.
Book No.
Series of 2005.

Grand Plaza Hotel Corporation

Report of Examination

December 31, 2004, 2003 and 2002

Independent Auditors' Report

The Board of Directors and Stockholders
Grand Plaza Hotel Corporation
10th Floor, The Heritage Hotel
EDSA corner Roxas Boulevard
Pasay City

We have audited the accompanying balance sheets of **Grand Plaza Hotel Corporation** as of December 31, 2004, 2003 and 2002, and the related statements of income and retained earnings, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Grand Plaza Hotel Corporation** as of December 31, 2004, 2003 and 2002, and the results of its operations, its changes in equity and its cash flows for the years then ended in conformity with generally accepted accounting principles.

City of Makati
Philippines
January 17, 2005

Independent Auditors' Report

The Board of Directors and Stockholders
Grand Plaza Hotel Corporation
10th Floor, The Heritage Hotel
EDSA corner Roxas Boulevard
Pasay City

We have audited the accompanying balance sheets of **Grand Plaza Hotel Corporation** as of December 31, 2004, 2003 and 2002, and the related statements of income and retained earnings, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Grand Plaza Hotel Corporation** as of December 31, 2004, 2003 and 2002, and the results of its operations, its changes in equity and its cash flows for the years then ended in conformity with generally accepted accounting principles.

FERNANDEZ, SANTOS & LOPEZ
TIN 049-000-662-624
PRC Certificate of Registration No. 0456

By: ELISEO A. FERNANDEZ
CPA Certificate No. 7207
TIN 113-417-588
PTR No. 9475958
January 24, 2005
City of Makati

City of Makati
Philippines
January 17, 2005

Independent Auditors' Report

The Board of Directors and Stockholders
Grand Plaza Hotel Corporation
10th Floor, The Heritage Hotel
EDSA corner Roxas Boulevard
Pasay City

We have audited the accompanying balance sheets of **Grand Plaza Hotel Corporation** as of December 31, 2004, 2003 and 2002, and the related statements of income and retained earnings, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Grand Plaza Hotel Corporation** as of December 31, 2004, 2003 and 2002, and the results of its operations, its changes in equity and its cash flows for the years then ended in conformity with generally accepted accounting principles.

In compliance with Revenue Regulations V-20, we are stating that no partner of our firm is related by consanguinity or affinity to the president, manager or principal stockholder of the Company.

FERNANDEZ, SANTOS & LOPEZ
TIN 049-000-662-624
PRC Certificate of Registration No. 0456

By: ELISEO A. FERNANDEZ
PTR No. 9475958
January 24, 2005
City of Makati

City of Makati
Philippines
January 17, 2005

Grand Plaza Hotel Corporation
Balance Sheets
December 31, 2004, 2003 and 2002

	2004	2003	2002
Assets			
Current assets			
Cash and cash equivalents [Notes 2 and 3]	P 276,184,821	P 159,334,970	P 256,230,506
Receivables			
Trade—net of allowance for doubtful accounts of P337,410 in 2004, P937,918 in 2003 and P951,450 in 2002 [Note 2]	171,177,051	160,349,171	154,403,334
Interest [Note 8]	10,362,162	9,487,972	8,974,853
Advances to officers and employees	—	527,936	374
Advances to suppliers and contractors	3,469,885	98,000	910,931
Advances to related company—net [Note 12]	—	2,258,308	
Advances to immediate holding company [Note 12]	210,157		
Other receivable	4,388,672	6,023,420	6,409,035
Inventories [Notes 2 and 4]	11,074,732	8,292,405	9,773,921
Deferred tax assets [Notes 2 and 5]	7,189,373	1,552,941	91,372
Prepayments	1,364,893	704,383	466,424
Other current assets [Note 6]	3,622,969	2,976,249	9,742,738
Total current assets	489,044,715	351,605,755	447,003,488
Investment in stock of associated company and other advances [Notes 2 and 7]	52,431,723	114,038,749	105,462,732
Loan receivable [Note 8]	15,500,000	15,500,000	15,500,000
Deposit on lease contract [Notes 12 and 21]	78,000,000	58,000,000	58,000,000
Property and equipment—net [Notes 2 and 9]	790,175,654	827,721,703	872,919,007
Other assets [Notes 2 and 10]	17,877,142	7,198,577	7,203,078
	P 1,443,029,234	P 1,374,064,784	P 1,506,088,305
Liabilities and stockholders' equity			
Current liabilities			
Accounts payable and accrued expenses [Note 11]	P 83,405,431	P 88,115,968	P 93,377,777
Due to immediate holding company—net [Note 12]	—	10,383,768	10,861,895
Due to related companies—net [Note 12]	6,597,968	305,666	1,614,710
Dividends payable [Note 19]	88,700	84,260	113,751
Income tax payable	14,538,219	7,727,096	10,385,715
Refundable deposits [Note 2]	28,922,609	27,781,900	22,800,818
Rental payable [Notes 2, 12 and 21]	3,779,496	42,210,000	36,180,000
Other liabilities	163,403,046	149,815,820	145,734,193
Total current liabilities	300,735,469	326,424,478	321,068,859
Reserves [Note 13]	17,477,116	16,329,846	13,330,705
Stockholders' equity			
Capital stock—P10 par value [Note 16]			
Authorized—115,000,000 shares in 2004, 2003 and 2002			
Issued—87,318,270 in 2004, 2003 and 2002	873,182,699	873,182,699	873,182,699
Capital in excess of par value	14,657,518	14,657,518	14,657,518
Retained earnings [Note 19]	676,951,752	583,445,563	518,581,994
	1,564,791,969	1,471,285,780	1,406,422,211
Treasury stock [Note 18]	439,975,320	439,975,320	234,733,470
Net stockholders' equity	1,124,816,649	1,031,310,460	1,171,688,741
	P 1,443,029,234	P 1,374,064,784	P 1,506,088,305

See accompanying Notes to Financial Statements.

Grand Plaza Hotel Corporation
Statements of Income and Retained Earnings
For The Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Revenues			
Rooms	P 263,894,829	P 211,466,965	P 228,960,032
Food and beverage	204,833,416	171,877,668	227,244,965
Other operated departments	11,713,420	10,447,448	12,928,878
Other [Note 15]	99,137,458	93,482,158	77,745,354
	579,579,123	487,274,239	546,879,229
Cost of sales			
Food and beverage	58,509,268	47,290,709	64,995,692
Other operated departments	4,666,236	4,923,485	6,593,202
	63,175,504	52,214,194	71,588,894
Gross profit	516,403,619	435,060,045	475,290,335
Operating expenses [Note 17]	360,516,996	341,490,309	349,225,845
Net operating income	155,886,623	93,569,736	126,064,490
Non-operating income (expenses)			
Interest income	12,971,326	15,853,757	17,757,200
Equity in net loss of associated company	(1,415,640)	(1,552,209)	(1,317,733)
Dividend income	25,050	117,476	47,059
Gain/(loss) on disposal of assets	—	356,874	(51,498)
Realized foreign exchange gain (loss)—net	(18,287,318)	(6,379,525)	1,102,845
Unrealized foreign exchange gain [Note 14]	4,536,699	8,802,774	5,765,957
	(2,169,883)	17,199,147	23,303,830
Net income before tax	153,716,740	110,768,883	149,368,320
Provision for income tax [Notes 2 and 5]			
Current	50,143,329	31,663,229	43,696,493
Deferred	(5,636,432)	(1,461,569)	60,784
	44,506,897	30,201,660	43,757,277
Net income	109,209,843	80,567,223	105,611,043
Retained earnings [Note 19]			
Unappropriated—beginning	143,470,243	283,848,524	294,436,299
Appropriation during the year	—	(205,241,850)	(93,890,580)
Dividends declared	(15,703,654)	(15,703,654)	(22,308,238)
Unappropriated—ending	236,976,432	143,470,243	283,848,524
Appropriated	439,975,320	439,975,320	234,733,470
Retained earnings, December 31	P 676,951,752	P 583,445,563	P 518,581,994
Earnings per share [Note 2]	P 1.39	P 1.03	P 1.28

See accompanying Notes to Financial Statements.

Grand Plaza Hotel Corporation
Statements of Changes in Equity
For The Years Ended December 31, 2004, 2003 and 2002

	Capital Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings Unappropriated	Retained Earnings Appropriated	Total
January 1, 2002	993,182,699	16,671,838	(618,043,770)	294,436,299	618,043,770	1,304,290,836
Net income				105,611,043		105,611,043
Dividends				(22,308,238)		(22,308,238)
Appropriation				(93,890,580)	93,890,580	
Retirement of shares	(120,000,000)	(2,014,320)	599,215,200		(477,200,880)	—
Buyback of shares			(215,904,900)			(215,904,900)
December 31, 2002	873,182,699	14,657,518	(234,733,470)	283,848,524	234,733,470	1,171,688,741
Net income				80,567,223		80,567,223
Dividends				(15,703,654)		(15,703,654)
Appropriation				(205,241,850)	205,241,850	
Buyback of shares			(205,241,850)			(205,241,850)
December 31, 2003	873,182,699	14,657,518	(439,975,320)	143,470,243	439,975,320	1,031,310,460
Net income				109,209,843		109,209,843
Dividends				(15,703,654)		(15,703,654)
December 31, 2004	**P 873,182,699**	**P 14,657,518**	**(P 439,975,320)**	**P 236,976,432**	**P 439,975,320**	**P 1,124,816,649**

See accompanying Notes to Financial Statements

Grand Plaza Hotel Corporation
Statements of Cash Flows
For The Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities			
Net income	P 109,209,843	P 80,567,223	P 105,611,043
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	39,643,967	47,941,722	48,346,307
Equity in net loss of associated company	1,415,640	1,552,209	1,317,733
Provision for income tax	44,506,897	30,201,660	43,757,277
Unrealized foreign exchange gain	(4,536,699)	(8,802,774)	(5,765,957)
Interest income	(12,971,326)	(15,853,757)	(17,757,200)
Changes in operating assets and liabilities			
(Increase) decrease in			
Accounts receivable—trade	(10,827,880)	(5,945,837)	(16,045,338)
Advances to officers and employees	527,936	(527,562)	8,599
Advances to suppliers and contractors	(3,371,885)	812,931	(793,631)
Other receivable	1,634,748	385,615	(1,047,097)
Inventories	(2,782,327)	1,481,516	1,638,593
Prepayments	(660,510)	(237,959)	378,411
Other current assets	(646,720)	6,766,489	(1,894,456)
Increase (decrease) in			
Accounts payable and accrued expenses	(4,710,537)	(5,261,809)	(3,077,438)
Refundable deposits	1,140,709	4,981,082	916,122
Rental payable	(38,430,504)	6,030,000	6,030,000
Other liabilities	13,587,226	4,081,627	11,079,898
Reserves	1,147,270	2,999,141	3,352,934
Income tax paid	(43,332,206)	(34,321,848)	(42,625,261)
Interest on placements received	6,297,136	9,540,638	11,414,524
Net cash provided by operating activities	96,840,778	126,390,307	144,845,063
Cash flows from investing activities			
Acquisition of property and equipment—net	(2,097,919)	(2,744,418)	(4,670,845)
Payments relating to other assets	(10,678,565)	4,501	—
Net cash used in investing activities	(12,776,484)	(2,739,917)	(4,670,845)
Cash flows from financing activities			
Advances from immediate holding company	(10,593,925)	(478,127)	(599,401)
Advances to associated company	65,991,386	(4,328,226)	(3,667,979)
Deposit on lease contract	(20,000,000)	—	—
Due to related company	8,550,610	(3,567,352)	112,132
Dividends paid	(15,699,214)	(15,733,145)	(39,582,728)
Buyback of shares	—	(205,241,850)	(215,904,900)
Net cash provided by (used in) financing activities	28,248,857	(229,348,700)	(259,642,876)
Effect of exchange rate changes in cash and cash equivalents	4,536,700	8,802,774	5,765,958
Net increase (decrease) in cash and cash equivalents	116,849,851	(96,895,536)	(113,702,700)
Cash and cash equivalents , beginning	159,334,970	256,230,506	369,933,206
Cash and cash equivalents, end	P 276,184,821	P 159,334,970	P 256,230,506

See accompanying Notes to Financial Statements.

1. Organization

Grand Plaza Hotel Corporation (the "Company") was registered with the Securities and Exchange Commission (SEC) on August 9, 1989 with principal office at the 10th Floor, The Heritage Hotel, EDSA corner Roxas Boulevard, Pasay City, Philippines primarily to own, lease or manage one or more hotels, inns or resorts, all adjuncts and accessories thereto, and all other tourist-oriented businesses as may be necessary in connection therewith.

The Company owns The Heritage Hotel, a deluxe class hotel that offers 448 rooms and deluxe facilities and amenities such as restaurants, ballrooms, a 24-hour coffee shop and a casino.

As of December 31, 2004, 2003 and 2002, the Company had 616 (400 permanent and 216 casuals), 561 (416 permanent and 145 casuals) and 635 (465 permanent and 170 casuals) employees, respectively.

2. Summary of significant accounting policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles (GAAP) using the historical cost basis and are denominated in Philippine pesos. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Adoption of New Statements of Financial Accounting Standards (SFAS)/ International Accounting Standards (IAS)

The Company adopted the following SFAS/IAS which became effective in the years indicated:

Effective 2002

- SFAS 16/IAS 16, "Property, Plant and Equipment"
- SFAS 24/IAS 24, "Related Party Disclosures"
- SFAS 28/IAS 28, "Investments in Associates"
- SFAS 36/IAS 36, "Impairment of Assets"

Effective 2003

- SFAS 10/IAS 10, "Events After the Balance Sheet Date"
- SFAS 37/IAS 37, "Provisions, Contingent Liabilities and Contingent Assets"
- SFAS 38/IAS 38, "Intangible Assets"

Effective 2004

- SFAS 12/IAS 12, "Income Taxes"
- SFAS 17/IAS 17, "Leases"

The adoption of the new standards did not have any material effect on the financial statements.

2. Summary of significant accounting policies *(continuation)*

Revenue recognition

Revenue is recognized when it is probable that the economic benefits will flow to the Company and the amount of revenue can be measured reliably. The following specific recognition criteria must also be met before revenue is recognized:

Room revenue. Revenue is recognized based on actual occupancy.
Food and Beverage. Revenues are recognized upon delivery of order.
Interest Income. Revenue is recognized as interest accrues.

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with maturities of three month or less to be cash equivalents.

Accounts receivable—trade

Accounts receivable—trade is stated at face value, net of allowance for possible uncollectible accounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method.

Investment in stock of associated company

Investment in stock of associated company is accounted for by the equity method.

Property and equipment

Property and equipment are carried at cost. Depreciation is provided under the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years. Major improvements are charged to property accounts while maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

Chinaware, glassware, silverware, linen and utensils are stated at cost including major expenditures incurred resulting from increased capacity in operations. Subsequent replacements are charged to profit and loss account.

There were no restrictions on the Company's property and equipment nor pledged as security for its liabilities.

An assessment is made on the Company's property, plant and equipment whether there is any indication of impairment of any asset. If such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price. An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount, which is charged to operations in the year in which it arises.

2. Summary of significant accounting policies *(continuation)*

Refundable deposits

This account represents rental deposits by lessees, deposits on banquet and room orders, and construction bond.

Foreign currency transactions

Foreign currency transactions consisting mainly of intercompany advances are recorded in pesos based on exchange rates prevailing at the date of transaction. All assets and liabilities in foreign currencies are translated to the reporting currency at approximately the exchange rate prevailing at the balance sheet date. Any exchange difference arising from this translation is charged to gain or loss on foreign currency differentials.

There were no foreign exchange losses which were capitalized as part of property and equipment.

Leases

The Company accounts for its leases under the operating lease method. Lease payments are recognized as expense based on the terms of the lease agreements.

Income taxes

The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between pretax financial income and taxable income and the financial reporting bases of assets and liabilities and their related tax bases. Deferred tax assets and liabilities are measured using the tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Earnings per share/diluted earnings per share

Earnings per share/diluted earnings per share are based on the outstanding common shares of 87,318,270 in 2004, 2003 and 2002, net of treasury shares of 8,800,000 in 2004 and 2003 and 4,695,163 in 2002.

Provisions and contingencies

Provisions are recognized when an obligation is incurred as a result of a past event which is probable to require an outflow of resources embodying economic benefits to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Events after the balance sheet date

Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes when material.

3. Cash and cash equivalents

This account consists of:

		2004		2003		2002
Cash on hand and in banks	P	14,013,403	P	6,685,124	P	10,408,124
Short-term investments		262,171,418		152,649,846		245,822,382
	P	276,184,821	P	159,334,970	P	256,230,506

Cash in banks earn interest at the respective bank deposit rates. Short-term placements are made for a maximum period of one month depending on the immediate cash requirements of the Company, and earn interest at the respective short-term placement rates.

4. Inventories

Inventories consist of:

		2004		2003		2002
Food	P	1,772,769	P	1,467,299	P	2,203,630
Beverage and tobacco		1,122,021		782,619		1,356,434
Operating supplies		1,883,804		2,069,140		2,187,511
General supplies		4,491,844		1,960,065		2,137,790
Engineering supplies		832,907		948,535		1,134,241
Others		971,387		1,064,747		754,315
	P	11,074,732	P	8,292,405	P	9,773,921

The management constantly reviews its inventories for any possible provision for obsolete and slow moving inventories or for possible write-downs during the period.

5. Deferred tax assets

This refers to the deferred income tax set up on deferred income, provision for doubtful accounts and provision for retirement benefits. The deferred tax effects of unrealized foreign exchange differences have not been recognized in the financial statements in view of the extreme volatility of the foreign exchange rate. This is broken down as follows:

		2004		2003		2002
Deferred tax assets (liabilities)						
Provision for retirement	P	4,828,913	P	3,395,432	P	1,862,010
Provision for bad debts		107,971		300,134		304,464
Deferred rental		2,252,489	(	2,142,625)	(	2,075,102)
	P	7,189,373	P	1,552,941	P	91,372

Grand Plaza Hotel Corporation
Notes to Financial Statements
December 31, 2004, 2003 and 2002

5. Deferred tax assets *(continuation)*

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for income tax follows:

	2004	2003	2002
Provision at statutory tax rate	P 49,189,357	P 35,446,043	P 47,797,862
Tax effects of:			
Income subject to final tax	(2,243,065)	(2,991,725)	(2,922,524)
Equity share in net loss of associated company	453,005	496,707	421,675
Exchange difference	(1,451,744)	(2,816,888)	(1,845,106)
Deferred rental	(2,142,625)	67,523	305,370
Non-deductible expenses	701,969	—	—
Actual provision for income tax	P 44,506,897	P 30,201,660	P 43,757,277

6. Other current assets

This account consists of:

	2004	2003	2002
Input tax	P 3,051,711	P 2,517,164	P 9,261,583
Claim for tax refund	544,936	439,585	461,655
Others	26,322	19,500	19,500
	P 3,622,969	P 2,976,249	P 9,742,738

7. Investment in stock of associated company and other advances

The Company's 40% investment in Harbour Land Corporation (HLC) is adjusted by the Company's equity in net earnings (loss) of HLC since the date of acquisition. The details of this investment are as follows:

	2004	2003	2002
Acquisition cost	P 48,200,000	P 48,200,000	P 48,200,000
Equity in net income (loss)			
Beginning of period	(3,152,664)	(1,600,455)	(282,722)
Equity in net loss during the period	(1,415,641)	(1,552,209)	(1,317,733)
End of period	(4,568,305)	(3,152,664)	(1,600,455)
	43,631,695	45,047,336	46,599,545
Advances	8,800,028	68,991,413	58,863,187
	P 52,431,723	P 114,038,749	P 105,462,732

Grand Plaza Hotel Corporation
Notes to Financial Statements
December 31, 2004, 2003 and 2002

8. Loan receivable

This pertains to a loan extended to Rogo Realty Corporation (RRC) which is collateralized by its investment in shares of stock of HLC and is payable in the year 2015 with interest at 5% per annum. Unpaid interest thereon is presented under interest receivable account.

9. Property and equipment

These consist of the following:

	Building and Building Impr.	Furniture, Fix. and Equipment	Transportation Equipment	Leasehold Improvements	Operating Equipment	Total
Cost						
January 1, 2004	P 963,302,618	P 292,672,130	P 2,082,362	P 385,157	P 33,651,470	P 1,292,093,737
Additions	—	2,097,918				2,097,918
Disposals	—	—	—	—	—	—
December 31, 2004	963,302,618	294,770,048	2,082,362	385,157	33,651,470	1,294,191,655
Accumulated depreciation						
January 1, 2004	196,471,470	266,040,318	1,475,089	385,157		464,372,034
Depreciation	21,006,152	18,485,997	151,818			39,643,967
Disposals	—	—	—	—	—	—
December 31, 2004	217,477,622	284,526,315	1,626,907	385,157	—	504,016,001
Net book value						
December 31, 2004	P 745,824,996	P 10,243,733	P 455,455	P —	P 33,651,470	P 790,175,654
Net book value						
December 31, 2003	P 766,831,148	P 26,631,812	P 607,273	P —	P 33,651,470	P 827,721,703
Net book value						
December 31, 2002	P 786,540,588	P 52,549,050	P 177,899	P —	P 33,651,470	P 872,919,007

Depreciation amounted to P39,643,967, P47,941,722 and P48,346,307 for the years ended December 31, 2004, 2003 and 2002, respectively.

10. Other assets

Other assets consist of the following:

	2004	2003	2002
Miscellaneous investments and deposits	P 5,116,790	P 5,116,790	P 5,121,291
Advance rental	10,678,565		
Others	2,081,787	2,081,787	2,081,787
	P 17,877,142	P 7,198,577	P 7,203,078

See Note 21 for the advance rental with HLC.

11. Accounts payable and accrued expenses

These accounts consist of the following:

		2004		2003		2002
Accounts payable						
Trade	P	23,796,528	P	7,614,764	P	20,096,891
Others		506,871		506,871		512,536
		24,303,399		8,121,635		20,609,427
Accrued expenses						
Real property tax	P	5,000,000	P	22,500,000	P	22,500,000
Employee benefits		15,090,354		10,610,727		5,818,780
Management fee and overhead expenses		—		8,019,480		8,019,480
Salaries and wages and other benefits		19,969,525		17,212,988		16,273,164
Utilities		7,836,236		7,741,051		6,438,544
Directors' fee		1,176,000		1,134,000		1,092,000
Insurance		2,203,859		1,889,022		2,005,481
Security		—		1,175,742		902,790
Professional and legal fees		1,704,553		2,127,037		3,015,649
Others		6,121,505		7,584,286		6,702,462
		59,102,032		79,994,333		72,768,350
	P	83,405,431	P	88,115,968	P	93,377,777

12. Related party transactions

(a) The Company, in the normal course of business, has entered into transactions with its related parties, principally consisting of cash advances. These accounts are shown as "Advances to related company", "Due to related companies", "Advances to associated company" "Advances to immediate holding company and "Due to immediate holding company" in the accompanying balance sheets.

(b) The Company also leases its hotel site and a fully furnished townhouse unit from HLC. The lease contract on the hotel site requires that the Company deposit P78.0 million with effect from 1 September 2004 and P58.0 million until 31 August 2004 (carried under "Deposit on lease contract" account) to answer for any and all unpaid obligations that the Company may have under said contract. The Company is entitled to 10% annual interest prior to 1 September 2004 and 5% interest per annum from September 1, 2004 onwards. Accrual of the annual interest on said lease deposit is debited to "Advances to associated company" while the annual rent expenses for the hotel site and the townhouse unit, are included under "General and administrative expenses".

(c) The Company has entered into a management contract with CDL Hotels (Phils.) Corporation for the latter to act as the hotel's administrator. Under the terms of the agreement, the Company is required to pay monthly basic management and incentive fees based on a certain percentage of the hotel's gross revenues and gross operating profit, respectively. Management fees payable amounted to P4.5 million in 2004, P18 million in 2003 and P87 million in 2002.

There are no applicable interest rates on advances to/from its related/immediate holding companies. Terms and conditions on pricing policies, payment period and other related matters are on arms-length basis as provided under applicable contractual agreements.

12. Related party transactions *(continuation)*

A summary of amounts due from/to related parties as at Dcember 31, 2004, 2003 and 2002 follows:

Due from related/immediate holding companies	Nature of transactions	2004	2003	2002
Foreign				
The Philippine Fund Limited	Advances	P 210,157	P —	P —
Local				
CDL Hotels (Phils.) Corporation	Advances	P —	P 20,374,839	P —
Harbour Land Corporation	Advances	P 8,800,028	P 68,991,413	P 58,863,187
Rogo Realty Corporation	Advances	P 5,493,440	P 867,695	P 749,253
Rogo Realty Corporation	Interest	P 10,114,789	P 9,339,789	P 8,564,789
Rogo Realty Corporation	Loan	P 15,500,000	P 15,500,000	P 15,500,000
Harbour Land Corporation	Lease deposit	P 78,000,000	P 58,000,000	P 58,000,000
Due to related/immediate holding companies				
Foreign				
Millenium & Copthorne Int'l Ltd	Advances	P 2,005,790	P 305,666	P —
The Philippine Fund Limited	Advances	P —	P 10,383,768	P 10,861,895
Local				
CDL Hotels (Phils.) Corporation	Management fees	P 4,592,178	P 18,116,531	P 1,614,710

13. Reserves

These pertain to a portion of the service charges set aside to cover purchase of items to replace lost or damaged chinaware, glassware, linen, etc.

	2004	2003	2002
Beginning balance	P 16,329,846	P 13,330,705	P 10,242,771
Provision	6,986,663	5,688,878	6,765,506
Utilization	(5,839,393)	(2,689,737)	(3,677,572)
Ending balance	P 17,477,116	P 16,329,846	P 13,330,705

14. Unrealized foreign exchange gain

Unrealized foreign exchange gain represents the effect of the restatement of US dollar placements and deposits. As mentioned in Note 5, the deferred tax effects of unrealized foreign exchange gain have not been recognized in view of the extreme fluctuation in the exchange rate.

15. Other revenue

Other revenue consists mainly of rental income from PAGCOR, casino operator, and New Hongkong Golden Pavilion Restaurant, Inc., restaurant concessionaire.

16. Retirement of shares

In a meeting held on May 3, 2002, the board of directors approved the retirement of 12,000,000 treasury shares thereby reducing further its authorized capital stock from P1,270,000,000 divided into 127,000,000 shares with a par value of P10 per share to P1,150,000,000 divided into 115,000,000 shares with a par value of P10 per share. This was ratified by the stockholders at a special meeting on July 1, 2002 and approved by the SEC on July 24, 2002.

17. Operating expenses

These consist of the following:

	2004	2003	2002
Operating, payroll and related expenses			
Rooms	P 39,330,489	P 32,936,758	P 40,576,175
Food and beverage	56,180,241	49,949,122	58,580,934
Other operated departments	4,084,745	2,548,467	2,866,694
Selling and marketing expenses			
Payroll and related expenses	6,964,390	5,871,529	6,506,048
Other Expenses	5,654,030	5,259,745	6,335,087
General and administrative expenses			
Overhead departments			
Payroll and related expenses	33,934,637	29,378,567	29,145,022
Other Expenses	11,320,370	11,005,952	10,153,290
Human Resources	6,249,341	3,307,884	4,590,979
Corporate office			
Depreciation	39,643,967	47,941,722	48,346,307
Leased land rental	8,016,900	6,030,000	6,030,000
Insurance-bldg. & equipment	11,994,894	10,529,185	12,378,314
Gen. & Admin. Expenses	12,556,720	32,862,185	15,192,488
Property operation, maintenance, energy and conservation	100,051,863	85,752,668	85,574,923
Other Expenses	24,534,409	18,116,525	22,949,584
	P 360,516,996	P 341,490,309	P 349,225,845

18. Treasury stock

The board of directors in its meeting on September 5, 2003 approved the purchase of 4,104,837 shares of the Company at P50 per share from its stockholders on record as of September 30, 2003. The buyback offer is to purchase one share out of every twenty (20) shares held by each shareholder as of record date.

The board of directors in its meeting on May 3, 2002 approved the purchase of 4,695,163 shares of the Company at P50 per share from its stockholders on record as of May 31, 2002. The buyback offer is to purchase one share out of every twenty (20) shares held by each shareholder as of record date.

18. Treasury stock *(continuation)*

As discussed in Note 16, 12,000,000 shares reacquired as treasury shares in 2001 were retired in 2002.

As of December 31, 2004 and 2003, 8,800,000 shares were held in treasury after share buyback of 4,104,837 shares in 2003.

As at December 31, 2002, 4,695,163 shares were held in treasury after retirement of 12,000,000 shares and buyback of 4,318,098 shares in 2002.

19. Dividend declaration

The board of directors approved the payment of cash dividends on various dates as follows:

Date of Meeting	Record Date	Date of Payment	Amount
October 14, 2004	November 3, 2004	November 20, 2004	P 15,703,654
October 17, 2003	November 10, 2003	November 28, 2003	15,703,654
November 5, 2002	November 19, 2002	December 13, 2002	22,308,238

20. Retirement cost

The Company has an informal and unfunded non-contributory defined benefit retirement plan covering substantially all of its employees. Retirement cost is provided based on an actuarial report which computed retirement benefits provided under the Philippine Retirement Law (R.A. 7641).

Provision for retirement amounted to P4,479,627, P4,791,947, and P824,153, for the years 2004, 2003 and 2002, respectively. As at December 31, 2004, 2003 and 2002, accrued retirement totaled P15,090,354, P10,610,727, and P5,818,780, respectively.

21. Lease commitments

Minimum rentals receivable

The Hotel has entered into commercial leases on certain portions of the hotel building with local companies for a term of three years with options for extension/renewal upon mutual agreement of the parties. The leases include provisions for rental increment ranging from 5% to 12% upon renewal of the contracts subject to renegotiations of both parties. Future minimum rentals as of December 31 are as follows:

	2004	2003	2002
Due within one year	P 92,367,900	P 94,721,119	P 48,083,101
After one year but not more than five years	51,553,862	143,921,762	19,334,387
	P 143,921,762	P 238,642,881	P 67,417,488

21. Lease commitments *(continuation)*

Lease obligations

Future minimum rental obligations on hotel site as of December 31 are as follows:

	2004	2003	2002
Due within one year	P 10,678,565	P 6,030,000	P 6,030,000
After one year but not more than five years	42,710,260	24,120,000	24,120,000
More than five years	64,071,390	42,210,000	48,240,000
	P 117,460,215	P 72,360,000	P 78,390,000

On September 13, 2004, the Company, as lessee, and HLC, as lessor, agreed to amend the Contract of Lease with Option to Purchase executed by the parties on November 12, 1991 covering the lease of the Hotel site. The amended contract provides for the following changes:

- Increase in the annual rent from P5,910,000 to P10,678,565 with effect from August 1, 2004.
- Increase in the lease deposit from P58,000,000 to P78,000,000 with effect from September 1, 2004.
- Reduction in the interest on the lease deposit from 10% to 5% with effect from September 1, 2004.

Under the amended contract, the parties also confirmed that as of August 31, 2004, the accrued interest due and outstanding on the deposit amounted to P48,333,336, of which the amount of P20,000,000 was converted as additional deposit to cover the full amount of the agreed increase in the lease deposit, while the amount of P10,678,565 would be applied as advance payment of the rent due for the year 2009.

22. Contingencies

On November 5, 1998, the Company received an assessment for alleged deficiency real property taxes on machinery installed within the Hotel premises amounting to P19,200,000 covering taxable years 1995 to 1998. The assessment was protested by the Company on November 11, 1998 as being devoid of any legal and factual bases since no machinery for purposes of real estate taxation can be found within the premises of the Hotel. Following a series of discussions with the local authorities, during which the Company consistently maintained its position that it has meritorious legal defenses to the assessment, it finally agreed to a compromise settlement of the case. On October 11, 2004, the Company received the final assessment amounting to P4,797,048 which was paid on October 15, 2004.

Certain other claims and lawsuits arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, such matters are without merit, or are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Company's position.

23. Approval of financial statements

The Company's financial statements were reviewed and authorized for issue by the management, as designated by the board of directors, on January 17, 2005.

24. Reclassification

Certain accounts in the 2003 and 2002 financial statements were reclassified to conform to the current year's presentation of accounts.


PROCESSING
SEC MAIL
RECEIVED
FEB 28 2005
SECTION
WASH, D.C.
185

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Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	21-Feb-2005 19:18:02
Announcement No.	00090

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Announcement Title *	Announcement of Full Year Results of Subsidiary Company, Millennium & Copthorne Hotels plc
Description	We attach herewith the results announcement for the full year ended 31 December 2004 issued by Millennium & Copthorne Hotels plc, for your information.
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21 February 2005

MILLENNIUM & COPTHORNE HOTELS PLC
RESULTS FOR THE TWELVE MONTHS ENDED 31 DECEMBER 2004

Millennium & Copthorne Hotels plc today presents its results for the twelve months ended 31 December 2004. The Group owns, asset manages and/or operates 87 hotels located in the Americas, Europe, The Middle-East, Asia and Australasia.

Group results

- Group turnover up 4.6% to £547.1m (2003: £523.1m)
- Group operating profit before exceptional items up 37% to £85.9m (2003: £62.5m)
- Gross hotel operating margin increased 1.5 percentage points to 33.6% (2003: 32.1%)
- Pre-tax profit before exceptional items to £55.0m (2003: £26.4m)
- Pre-tax profit after exceptional items to £94.8m (2003: £18.7m)
- Earnings per share 24.5p (2003: 3.9 p)
- Total dividend of 12.50p per share (2003: 6.25p)

Highlights

- New York Plaza sale, a £376m deal, the largest single hotel asset sale in New York. Our 50% share after transaction costs, a profit before tax on a historic cost basis of £69m or a net profit before tax of £52m after revaluation reserves
- Particularly strong performances from New York and London
- Continued recovery in Regional US following focused management attention - RevPAR up 16% in Q4
- Continued signs of a solid recovery in Asia with rate improvements in Q4
- Establishment of strong team focused on Millennium brand and development
- Dedicated management team appointed to run Copthorne UK

Commenting today, Mr Kwek Leng Beng, Chairman said:

"2004 was a pivotal year for the Group. We started the year facing the trading uncertainties caused by numerous external events. We have finished with a significantly higher hotel operating performance and a substantial profit from asset disposals.

"The Group has been able to complete two strategic disposals at a substantial premium to book value which have had a positive financial impact on the Group. Meanwhile, the US region has staged a strong turnaround supported by the Millenium Hilton, which is now fully operational and making good profit contributions.

"The asset disposals and improvement in the Group's hotel trading performance clearly demonstrates the success of our business strategy of being both an asset owner and operator.

"The Board proposes to maintain the ongoing dividend per share for 2004 at the same level as for 2003 (6.25p) and in addition, to recommend a special dividend of 6.25p per share in recognition of the exceptional profits achieved in 2004. Thus the total dividend for 2004 will be at the same level as for 2002."

Enquiries:

Tony Potter, Chief Executive Millennium & Copthorne Hotels plc	020 7404 5959 (21 February)
David Cashman, Group Chief Financial Officer Millennium & Copthorne Hotels plc	020 7404 5959 (21 February)
Kate Miller/Chi Lo Brunswick Group LLP	020 7404 5959

A copy of the press release and analyst presentation will be available on http://www.millenniumhotels.com/ from 9.15am on 21 February 2005. An audio webcast of the results presentation to analysts and investors will be available later this morning on www.millenniumhotels.com and www.cantos.com

MILLENNIUM & COPTHORNE HOTELS PLC RESULTS FOR THE TWELVE MONTHS ENDED 31 DECEMBER 2004

CHAIRMAN'S STATEMENT

GROUP RESULTS

We are pleased to announce that 2004 was a year of continued recovery for the Group with RevPAR growth across all regions and an ongoing improvement in profitability. Whilst this was most prominent in the second quarter, primarily due to the weak comparators in 2003, the other quarters have all seen sustained growth year on year. We saw particularly strong performances from New York and London, with ongoing improvement in regional US following focussed management attention. We continue to see signs of a solid recovery in Asia with rate improvements coming through in the final quarter.

Group turnover for the year was up 4.6% to £547.1m (2003: £523.1m). Pre-exceptional Group operating profit increased 37.4% to £85.9m (2003: £62.5m) and our pre-exceptional profit before tax increased to £55.0m (2003: £26.4m). Post exceptional profit before tax was £94.8m (2003: £18.7m).

The final quarter of the year finished well with RevPAR growth up in all regions against the strongest comparable quarter of 2003. Occupancies were strong and we achieved rate growth in all our regions. 83% of the resultant £4.1m revenue increase was converted to Group operating profit reflecting both the impact of improved rates and our continued management emphasis on controlling costs.

	3 months to 31 Dec 2004	3 months to 31 Dec 2003	12 months to 31 Dec 2004	12 months to 31 Dec 2003
	£m	£m	£m	£m
Group turnover (Note 1)	149.6	145.5	547.1	523.1
Pre-exceptional Group operating profit	28.1	25.0	85.9	62.5
Pre-exceptional profit before tax	21.6	19.0	55.0	26.4
Exceptional items (Note 2)	39.3	(0.6)	39.8	(7.7)
Post –exceptional profit before tax	60.9	18.4	94.8	18.7

Note 1
3 months to 31 December 2003 in constant currency £139.9m
12 months to 31 December 2003 in constant currency £495.5m

Note 2
Includes £55.0m of profit on property disposals and an impairment charge of £15.2m

2004 was a successful year for reaping the real estate benefits from our hotel investments and for realising profit from our non-core portfolio. The post-exceptional profit number includes £55.0m made up of the following:

- *The Plaza, New York*
  In August, we announced the sale of The Plaza, New York in which we had a 50% joint interest. We completed the sale in October for a sale price of US$675m (£376m), which is considered to be a record price for a New York hotel transaction. This represented a 46% premium to the hotel's net book value of US$462m which itself included a US$61m revaluation surplus. After transaction expenses but before tax, our share of the profit was US$92.8m or £51.8m. From a historical cost perspective, our share of the profit on disposal would be US$123.3m (£68.9m).

- *Birkenhead Point Shopping Centre and Marina Facility, Australia*
  In October we announced the sale of Birkenhead Point Shopping Centre and Marina Facility in Australia, which was held by a 61.3% owned subsidiary. The sale was completed on 30 November giving a pre-tax profit on disposal of £2.7m and a historical cost profit of £15.3m, as the carrying value contained a £12.6m revaluation surplus

- *Staff accommodation block, London*
  In January we completed the sale of a staff accommodation block in London, resulting in a pre-tax profit of £0.5m.

These disposals have collectively realised cash proceeds of £136 million and has been the significant contributing factor to bringing the Group's net debt from £681 million to £479 million and gearing to be reduced to 37% from 53%.

In addition to property disposals, we continue to explore ways to create value through alternative uses for assets.

DIVIDEND

The Board proposes to maintain the ongoing dividend per share for 2004 at the same level as for 2003 (6.25p) and, in addition, to recommend a special dividend of 6.25p per share in recognition of the exceptional profits achieved in 2004. Thus the total dividend for 2004 will be at the same level as for 2002. The Group will again be offering shareholders the option of a scrip dividend.

THE BOARD

Following changes at the executive board level, management arrangements were put in place with the appointment of Tony Potter and Wong Hong Ren as the Joint Interim Chief Executives. Tony Potter and Wong Hong Ren were charged with providing continuity to the Group, reviewing the Group's assets and operations and establishing forward programmes. Under my leadership and direction, the substance of these tasks were successfully completed by the year end. Tony Potter has become Group Chief Executive at 1 January 2005 and Wong Hong Ren has reverted to his former role as Executive Director.

REVIEW OF ASSETS AND OPERATIONS

We conducted an appraisal of the Group's assets and operations last year.

The Group's strategy of being an owner and operator of hotel assets remains unchanged. We believe that, particularly in a rising market, this continues to be right for a Group of our scale and size and with our specific property and asset management skills.

Going forward, our focus is to develop our existing Millennium and Copthorne brands, and to drive improved returns through operational excellence. As an outcome of our review, we have decided to establish a separate team to manage the Copthorne brand in the UK. The focus will be on increasing the profitability of the existing hotels and building on the brand's strong position in the UK through new management contracts and franchising.

PROSPECTS

The recent asset disposals and improvement in the Group's hotel trading performance clearly demonstrate the success of our business strategy of being both an asset owner and operator. With our portfolio of quality assets in key locations, we remain confident that we are well positioned to make further progress in the improving trading environment.

KWEK LENG BENG
CHAIRMAN
21 February 2005

OPERATING REVIEW

GROUP PERFORMANCE

The first half of 2004 showed a significant improvement over 2003 and the second half was one of steady growth. Business has been returning to all regions and as a result our turnover for the year was £547.1m (2003: £523.1m). Pre-exceptional Group operating profit was £85.9m (2003: £62.5m). Occupancy for the Group was 71.8% (2003: 65.1%) and the average room rate was £60.59 (2003: £61.60) resulting in a RevPAR up 8.5% at £43.50 (2003: £40.10). The Group GOP margin was 33.6% (2003: 32.1%).

In order to assist the understanding of our key operating statistics we are presenting statistics in constant currency by restating 2003 figures at 2004 exchange rates. On this basis 2003 revenue was £495.5m, which represents a £51.6m revenue improvement in 2004. On this same basis the re-stated pre-exceptional Group operating profit before was £60.2m in 2003.

With constant rates of exchange, the average room rate in 2003 was £58.31, and the resultant RevPAR was £37.96. With a 2004 RevPAR of £43.50, this is a 15% year on year improvement.

REGIONAL PERFORMANCE

UNITED STATES

New York

Occupancy for the region was 84.0% (2003: 82.6%), reflecting our more aggressive rate approach. As a result, the average room rate was £108.77 (2003: £94.61) and the resultant RevPAR was £91.37 (2003: £78.15).

The RevPAR improvement reflects our aggressive rate strategy in New York. As previously reported, the Millennium Broadway encountered strong competition in the conference market which presented a challenge throughout the year. We took the opportunity of low business levels at the end of the year to renovate the Hudson Theatre Conference Facility and have received positive feedback and sales enquiries, which are expected to turn into increased business levels in 2005. Our booking pace for the lucrative final three quarters in New York already reflects this initiative.

The Millennium UN Plaza had a strong year and after a flat January and February, RevPAR growth over 2003 was experienced every month. A similar pattern is anticipated in 2005.

The Millenium Hilton re-opened in May 2003. Its performance has been impressive and it continues to capture an increasing share of the market. In the final quarter of 2004, which is the first quarter where comparisons might be regarded as meaningful, RevPAR has increased by 23%.

The Group continues to pursue its claim against the insurance company. We remain confident that the claim will be resolved in our favour.

Regional US

The occupancy for the region improved to 61.2% (2003: 57.0%). The average room rate was £52.91 (2003: £52.03) and the resultant RevPAR was £32.38 (2003: £29.66).

As outlined at our interim results, the first half of 2004 saw a decline in operating performance year on year in this region of £0.5m. The second half has seen profit of £4.7m compared to a second half profit of £1.6m in 2003 which represents a £3.1m improvement. Management focus on this region is continuing and beginning to show a positive effect and US domestic air travel volumes are now reported to be back to 2000 levels. This is assisting in driving occupancy throughout the region. 2005 has had an encouraging start.

Overall the performance of the region's hotels was encouraging, with continued growth across the region. Occupancy and RevPAR have increased in all but three properties and two thirds of the regional portfolio have increased average rate. Only one Millennium property failed to increase RevPAR over 2003. One of the strongest performers this year has been the Millennium Biltmore Hotel, Los Angeles. This property started to improve towards the end of 2003 and this growth has been maintained in 2004 with a US$1.5m improvement in operating profit. This reflects improving market conditions and also the benefits of focused management attention.

In the year the Group repossessed the La Quinta Inn at Lakeside, Florida due to loan repayment default. This property had been sold by way of a loan note as part of the disposal programme following the Regal acquisition. As this property has been held for re-sale the operating statistics have not been included in the results. A small profit of £0.1m has been included in the regional profit. It will be operated as a Best Western franchise and is expected to make a positive growth contribution in 2005 to the US region. It is our intention to hold this asset in the short term due to the uplift in the Orlando market which presents a two to three year profit opportunity.

EUROPE

London

The occupancy for the region was 83.5% (2003: 80.9%). The average room rate was £79.79 (2003: £73.85) and the resultant RevPAR was £66.62 (2003: £59.74).

The London hotel market has seen a strong improvement in business in 2004. In total our properties have experienced RevPAR growth of 11.5% over 2003, ranging between 8.5% and 13.8%. This growth has been experienced across all our major market sectors. Food & Beverage revenues have also shown solid growth in 2004 with total revenues up 12% on 2003.

Particular emphasis was placed on growing rate at the Millennium Knightsbridge, and this was successfully achieved as this hotel has shown the largest rate growth of all our hotels in London.

The Copthorne Tara in Kensington has recovered all the targeted aircrew business lost in the first half of 2003 and has sold an additional 21,000 rooms in this sector this year. Signed contracts are in place which form an appropriate base of business for 2005 and beyond.

Rest of Europe

The occupancy for the region was 72.8% (2003: 69.8%). The average room rate was £66.67 (2003: £66.41) and the resultant RevPAR was £48.54 (2003: £46.35).

This region includes both Regional UK and Continental Europe. Both regions showed increases in occupancy. The average rate on the Continent showed a small decline but not to the extent of the overall markets.

The three strongest performances in Regional UK were all in the South East, reflecting both the increased business levels being seen in the London area, and a focus on increasing average rates. Despite overall RevPAR improvement in Regional UK, three properties (Cardiff, Merry Hill and Newcastle) experienced minor decreases in RevPAR, reflecting the fact that the recovery has not yet reached all parts of the UK. Newcastle experienced significant new competition in the city and we are pleased to note the Q4 year on year RevPAR growth has continued into 2005.

We are particularly pleased with the overall performance of our four hotels in France and Germany. Despite the widely reported difficult trading conditions all four properties increased occupancy and RevPAR, although average rate fell at two properties, namely Stuttgart and Charles de Gaulle.

Oversupply continues at Charles de Gaulle airport, and the hotel adopted an aggressive approach to increasing volume in order to increase market share. Trading at Hannover remains dependant on the various trade fare cycles, and the IAA trade fare was a major contributor this year to the improved average rate. The opening of the new musical "Mama Mia" has helped to improve food and beverage trading at the Millennium Stuttgart in the latter part of 2004. The operating loss in our German hotels was £2.3m (2003: £4.5m).

ASIA

The occupancy for the region was 73.2% (2003: 56.5%). The average room rate was £46.76 (2003: £47.71) and the resultant RevPAR for the year was £34.23 (2003: £26.96).

2004 has been a very strong year in comparison to 2003. A major part of the improvement in RevPAR is as a result of the effect of SARS in the early to mid part of 2003 and is occupancy driven. Every hotel in the region has experienced double digit growth in occupancy over 2003, even properties in those countries which were not directly impacted by SARS. The full year improvement is not just a result of the depressed 2003 business levels though. It should be noted that for every month in the second half of 2004, RevPAR has exceeded that of 2002.

As previously reported, rate pressure was an issue across the region in the early parts of this year as a result of large volume rises and a time lag in stabilising rates. The final quarter has seen overall rate growth each month and management are focused on further rate improvement in 2005.

The Millennium Hilton Seoul has increased occupancy every month although there was a reduction in average rate for the year. This was a result of market mix. All market sectors except airline increased their average rate, but the majority of the increased volume was in those sectors which had a lower average rate, therefore diluting the overall rate performance.

AUSTRALASIA

The occupancy for the region was 71.5% (2003: 68.7%). The average room rate was £38.77 (2003: £38.05) and the resultant RevPAR was £27.72 (2003: £26.14).

We remain pleased with the performance of our New Zealand properties with RevPAR increasing by a further 6.0% over 2003. We operate three brands within New Zealand and occupancy and average rate have increased year on year in each of those with the exception of the Kingsgate chain, where average rate remained flat.

CURRENT TRADING

Whilst the early part of the year is not a significant trading period in the context of overall Group performance, we are encouraged by the early signs. In the period to 14 February 2005 the Group RevPAR increased by 7.9% compared to the corresponding period in 2004.

REVIEW OF FINANCE

RESULTS

The total Group turnover for the year was £603.3m (2003: £583.2m) including £56.2m as a share of the turnover of joint ventures (2003: £60.1m). The total Group operating profit before exceptional items was £85.9m (2003: £62.5m). The Group share of operating profits of joint ventures and associates was £8.0m (2003: £7.0m) to give a total pre exceptional operating profit of £93.9m (2003: £69.5m).

PROPERTY

The Group has made a net profit on the disposal of fixed assets of £55.0m. This primarily comprises £51.8m relating to the sale of its joint venture interest in The Plaza in New York. Of the other £3.2m, £2.7m relates to the disposal in November of the Group's investment property in Sydney (Birkenhead Point Shopping Centre and Marina) and the remaining £0.5m relates to the sale of staff accommodation.

Both the Plaza and Birkenhead contained £17.1m and £12.6m revaluation surpluses as at 31 December 2003. The historic profits from each of these disposals are therefore £68.9m and £15.3m respectively.

The Group has a policy of revaluing approximately one third of its owned hotel portfolio each year. In the year there were 19 hotels revalued as part of this normal revaluation cycle. In addition the Group undertakes impairment reviews as required by FRS 11 – Impairment of Fixed Assets and Goodwill.
The result of the annual revaluations and impairment reviews has resulted in some property carrying values being increased and others falling. The net position is a surplus of £13.8m. The carrying values of certain fixed assets and fixed assets held within investments in joint ventures has therefore increased by £29.0m based on external valuations performed on behalf of the Group. In some instances we have limited the surplus recognised to an amount below that indicated in the external valuation. Where the carrying values were reduced, this was on properties where carrying values are now below historic cost and therefore an impairment charge of £15.2m has been incurred this year.

The majority of the writedown is in relation to St. Louis and is from declining earnings due to decreased convention business. In addition, the Millennium Harvest House Hotel, Boulder has been affected by the steady rise in the number of hotels entering the market in the region. Expansion of the economic base in Boulder market has stimulated the construction of three full-service hotels in recent years. Certain other properties which were reviewed for impairment have not incurred a charge where their alternative use value is at or in excess of the current carrying values.

INTEREST

Total interest receivable and similar income was £5.8m (2003: £3.1m) of which £0.5m (2003: £0.7m) was received from joint ventures.

Total interest payable was £44.7m (2003: £46.2m). The main reason for the reduction is the repayment of both Group and joint venture debt and favourable exchange rates. The Group net interest payable (excluding joint ventures) was £35.7m (2003: £38.3m).

Of the total interest payable, £3.2m (2003: £4.8m) was in respect of the Group's share of the interest payable by joint ventures. The lower joint venture interest cost reflects favourable foreign exchange rates and repayment in October of the US joint venture debt.

The Group interest payable for the year was £41.5m (2003: £41.4m), which was covered 2.9 times (2003: 2.4 times) by pre-exceptional EBITDA of £121.8m (2003: £101.0m).

TAXATION

The tax charge is 7.6% of the current year profit before exceptional items (2003: 19.7%).

The total tax charge in respect of exceptional items recorded in the profit and loss account is £12.2m, comprising £11.8m current taxation and a deferred tax charge of £0.4m. In addition a further £6.1m of deferred taxation has been charged directly in the statement of recognised gains and losses, to match the revaluation gains recognised in prior years arising on disposed properties. The exceptional tax charge has been significantly reduced by the availability of tax losses, which have been used to reduce the taxable gain on the Plaza disposal. To the extent these tax losses had previously been recognised as assets, a non-cash deferred tax charge arises.

The future effective tax charge will be affected by the mix of profits generated from the different tax jurisdictions in which the Group operates and the extent to which the Group is in a position to use the tax losses which it has available. The 2005 tax rate will be reported under IAS 12: Income taxes. We anticipate the 2005 tax rate to be around 25%.

MINORITY INTERESTS

During the year, the Group increased its shareholding in Kingsgate International Corporation Limited (Kingsgate). Kingsgate has property interests in Australia and was, prior to this transaction, listed on the New Zealand stock exchange.

The Group's shareholding in Kingsgate is held through its majority owned subsidiary CDL Hotels New Zealand Limited which has increased its interest in Kingsgate from 50.74% to 61.30%. The total purchase consideration of approximately NZ$15.2m (£5.4m) represents NZ$0.36 for each share acquired by the Group and was settled in the second half of the year.

The minority interests' share of Group profits arises due to the equity interest that external shareholders hold in subsidiaries and joint ventures of the Group. The equity minority interest charge was £8.8m (2003: £5.7m) which largely arises in Taiwan and Australasia. Of the £8.8m, £1.6m relates to the sale of Birkenhead. Minority interests at 31 December 2004 have increased by £3.2m as a result of the purchase of the Kingsgate minority interest, and by £4.8m as a result of exchange movements, offset by an increase of £7.6m due to the minority interests share of the revaluation of fixed assets and share of profits.

DIVIDENDS AND EARNINGS PER SHARE

The directors are proposing a final dividend of 4.17p per share, plus a special dividend of 6.25p per share (2003: 2.05p). This means that the total dividend per share for the full year will be 12.50p (2003: 6.25p).

The total earnings per share were 24.5p (2003: 3.9p). Pre-exceptional earnings per share were 15.3p (2003: 5.4p).

MILLENIUM HILTON

The Group is involved in insurance litigation with respect to the damage incurred as a result of the terrorist attacks on 11 September 2001. The primary focus of the parties' dispute has been the extent of business interruption insurance applicable to the closure of the Hotel. As at 31 December 2004 no final agreement has been reached. But we expect to make an announcement on settlement in due course.

CAPITAL EXPENDITURE AND DEPRECIATION

The Millennium Hotel Sydney was closed on 31 March 2003 to allow for the commencement of the new Zenith project, which involves the redevelopment of one of the two hotel towers into residential accommodation. The Group continues to evaluate all viable financial options with regards to this investment. As at 31 December 2003, £2.0m had been spent on the conversion and in this year a further £3.8m has been spent. In the fourth quarter the carrying value held at 31 December 2003 of £11.6m together with the conversion expenditure incurred in the year of £5.8m has been transferred from fixed assets to development properties work in progress, within stocks.

The Group's capital expenditure in 2004, excluding the above project totalled £25.2m (2003: £29.1m), of which £0.4m (2003: £14.3m) related to the refurbishment of the Millenium Hilton New York.

The depreciation charge for the year was £35.9m (2003: £38.5m).

CASHFLOW AND GEARING

Net cash inflow from operations was £122.8m (2003: £93.1m).

Gross debt has fallen by £152.1m to £573.7m (2003: £725.8m). There was an overall net increase in cash and short term deposits of £52.2m (2003: decrease £11.8m) which, together with foreign exchange translation differences, gives rise to a cash and short term deposit balance at 31 December 2004 of £94.8m (2003: £44.9m).

The Group gearing as at 31 December 2004 was 37% (2003: 53%).

Consolidated profit and loss account for the year ended 31 December 2004

	Pre except-ional items	Except-ional items	Total	Pre except-ional items	Except-ional items	Total
	2004	2004	2004	2003	2003	2003
	£m	£m	£m			£m
TURNOVER						
Group and share of joint ventures	603.3	-	603.3	583.2	-	583.2
Less share of turnover of joint ventures	(56.2)	-	(56.2)	(60.1)	-	(60.1)
GROUP TURNOVER	547.1	-	547.1	523.1	-	523.1
Cost of sales	(243.8)	-	(243.8)	(242.1)	-	(242.1)
GROSS PROFIT	303.3	-	303.3	281.0	-	281.0
Administrative expenses	(217.4)	(15.2)	(232.6)	(218.5)	-	(218.5)
Other operating expenses	-	-	-	-	(8.1)	(8.1)
GROUP OPERATING PROFIT	85.9	(15.2)	70.7	62.5	(8.1)	54.4
Share of operating profits of joint ventures	8.0	-	8.0	7.0	-	7.0
TOTAL OPERATING PROFIT	93.9	(15.2)	78.7	69.5	(8.1)	61.4
Profit on disposal of fixed assets	-	3.2	3.2	-	0.4	0.4
Profit on disposal of joint ventures	-	51.8	51.8	-	-	-
PROFIT BEFORE INTEREST AND TAXATION	93.9	39.8	133.7	69.5	(7.7)	61.8
Interest receivable and similar income						
Group	5.8	-	5.8	3.1	-	3.1
	5.8	-	5.8	3.1	-	3.1
Interest payable and similar charges						
Group	(41.5)	-	(41.5)	(41.4)	-	(41.4)
Joint ventures	(3.2)	-	(3.2)	(4.8)	-	(4.8)
	(44.7)	-	(44.7)	(46.2)	-	(46.2)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	55.0	39.8	94.8	26.4	(7.7)	18.7
Tax on profit on ordinary activities	(4.2)	(12.2)	(16.4)	(5.2)	3.3	(1.9)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION	50.8	27.6	78.4	21.2	(4.4)	16.8
Minority interests - equity	(7.2)	(1.6)	(8.8)	(5.7)	-	(5.7)
Profit for the financial year	43.6	26.0	69.6	15.5	(4.4)	11.1
Dividends paid and proposed	(17.8)	(17.9)	(35.7)	(17.7)	-	(17.7)
RETAINED PROFIT/(LOSS) FOR THE FINANCIAL YEAR	25.8	8.1	33.9	(2.2)	(4.4)	(6.6)
Earnings per share	15.3p	9.2p	24.5p	5.4p	(1.5p)	3.9p
Diluted earnings per share	15.3p	9.1p	24.4p	5.4p	(1.5p)	3.9p
Dividends per share – ordinary / special	6.25p	6.25p	12.50p	6.25p	-	6.25p

All turnover and group operating profit in the current and prior years derive from continuing operations.

Consolidated statement of total recognised gains and losses for the year ended 31 December 2004

	2004 £m	2003 £m
Profit for the financial year	69.6	11.1
Loss on foreign currency translation	(48.4)	(55.6)
Surplus/(deficit) on revaluation of fixed assets		
Group	10.4	(2.4)
Joint ventures	11.0	-
Taxation charge arising on disposal of revalued fixed assets	(6.1)	-
Total recognised gains and losses relating to the financial year	36.5	(46.9)

Note of historical cost profits and losses for the year ended 31 December 2004

	2004 £m	2003 £m
Reported profit on ordinary activities before taxation	94.8	18.7
Difference between a historical cost depreciation charge and the actual depreciation charge for the year calculated on the revalued amount	0.5	0.5
Difference between a historical cost profit on disposal and the actual profit on disposal for the year calculated on the revalued amount	29.7	-
Historical cost profit on ordinary activities before taxation and minorities	125.0	19.2
Historical cost profit/(loss) for the year retained after taxation, minority interests and dividends	50.7	(6.1)

The difference between historical cost profit on disposal and the actual profit on disposal for the year calculated on the revalued amount is shown before the deduction of the share of profits of minority interests of £7.3m. The group share of the profit on disposal after minority interest is £22.4m.

Consolidated balance sheet as at 31 December 2004

	2004 £m	2004 £m	2003 £m
FIXED ASSETS			
Tangible assets		1,970.6	2,103.0
Investments in joint ventures			
Share of gross assets	133.6		256.6
Share of gross liabilities	(73.1)		(178.9)
Share of minority interests	(20.2)		(19.6)
Loans to joint ventures	22.3		32.7
	62.6		90.8
Investment in associated undertakings	0.4		0.5
Other investments	0.8		0.9
		63.8	92.2
		2,034.4	2,195.2
CURRENT ASSETS			
Stocks		36.0	16.0
Debtors falling due within one year	50.4		59.6
Debtors falling due after more than one year	2.0		1.9
		52.4	61.5
Cash and short term deposits		94.8	44.9
		183.2	122.4
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR		(477.2)	(178.2)
NET CURRENT LIABILITIES		(294.0)	(55.8)
TOTAL ASSETS LESS CURRENT LIABILITIES		1,740.4	2,139.4
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR		(258.6)	(671.0)
PROVISIONS FOR LIABILITIES AND CHARGES		(54.3)	(55.0)
NET ASSETS		1,427.5	1,413.4
CAPITAL AND RESERVES			
Called up share capital		85.9	84.8
Share premium account		846.1	845.8
Revaluation reserve		287.9	296.4
Profit and loss account		77.5	59.5
SHAREHOLDERS' FUNDS - EQUITY		1,297.4	1,286.5
MINORITY INTERESTS - EQUITY		130.1	126.9
TOTAL CAPITAL EMPLOYED		1,427.5	1,413.4

Consolidated cash flow statement for the year ended 31 December 2004

	2004 £m	2004 £m	2003 £m	2003 £m
CASH FLOW STATEMENT				
Net cash inflow from operating activities	122.8		93.1	
Dividends received from joint ventures	-		0.3	
Returns on investments and servicing of finance	(37.7)		(45.5)	
Taxation paid	(10.5)		(5.3)	
Net cash inflow/(outflow) for capital expenditure and financial investment	19.7		(23.7)	
Net cash inflow/(outflow) for acquisitions and disposals	90.8		(28.0)	
Equity dividends paid	(3.0)		(35.3)	
Cash inflow/(outflow) before use of liquid resources and financing		182.1		(44.4)
Management of liquid resources		(45.6)		-
Financing				
Net cash (outflow)/inflow from the issue of shares and purchase of minority interests	(4.5)		0.1	
(Decrease)/increase in debt and lease financing	(125.4)		32.5	
Net cash (outflow)/inflow from financing		(129.9)		32.6
Increase/(decrease) in cash in the year		6.6		(11.8)

	2004 £m	2004 £m	2003 £m	2003 £m
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT				
Increase/(decrease) in cash in the year	6.6		(11.8)	
Cash outflow from increase in liquid funds	45.6		-	
Cash outflow/(inflow) from the decrease/(increase) in debt and lease financing	125.4		(32.5)	
Change in net debt resulting from cash flows		177.6		(44.3)
Acquisitions		-		(12.6)
Deferred finance costs		0.6		0.4
Translation differences and other non cash movements		23.8		51.1
Movement in net debt in the year		202.0		(5.4)
Net debt at 1 January		(680.9)		(675.5)
Net debt at 31 December		(478.9)		(680.9)

Reconciliation of operating profit to net cash inflow from operating activities

	2004 £m	2003 £m
Group operating profit	70.7	54.4
Depreciation	35.9	38.5
Tangible fixed assets impairment	15.2	-
Tangible fixed assets written off	0.2	0.6
Increase in stocks	(9.0)	(0.3)
Decrease in debtors	6.0	10.1
Increase/(decrease) in creditors	4.2	(9.7)
Decrease in provisions	(0.4)	(0.5)
Net cash inflow from operating activities	122.8	93.1

ANALYSIS OF NET DEBT

	As at 1 January 2004 £m	Cash flow £m	Deferred finance costs £m	Translation differences and other non cash movements £m	As at 31 December 2004 £m
Cash	31.8	5.8	-	(0.9)	36.7
Overdrafts	(1.5)	0.8	-	-	(0.7)
		6.6			
Short term deposits	13.1	45.6	-	(0.6)	58.1
Debt due after one year	(491.2)	141.4	-	211.0	(138.8)
Debt due within one year	(20.7)	20.3	-	(191.3)	(191.7)
Finance leases	(7.7)	1.6	-	0.1	(6.0)
Bonds due after one year	(162.1)	(80.8)	0.6	137.3	(105.0)
Bonds due within one year	(42.6)	42.9	-	(131.8)	(131.5)
		125.4			
Total	(680.9)	177.6	0.6	23.8	(478.9)

Analysis of cash flows for headings netted in the cash flow statement

	2004 £m	2003 £m
Returns on investment and servicing of finance		
Interest received	3.3	2.2
Interest paid	(38.6)	(39.0)
Payment of interest on deferred consideration	-	(4.8)
Loan arrangement fees paid	(0.6)	(0.4)
Interest element of finance lease rental payments	(0.2)	(0.9)
Dividends paid to minorities	(1.6)	(2.6)
Net cash outflow for returns on investments and servicing of finance	(37.7)	(45.5)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(25.4)	(17.6)
Millenium Hilton New York capital expenditure	-	(14.7)
Proceeds from the sale of investments	-	2.5
Sale of other fixed assets	45.1	6.1
Net cash inflow/(outflow) for capital expenditure and financial investment	19.7	(23.7)
Acquisitions and disposals		
Acquisition of subsidiary undertakings	-	(2.6)
Payment of deferred consideration	-	(25.4)
Proceeds from sale of joint ventures	90.8	-
Net cash inflow/(outflow) for acquisitions and disposals	90.8	(28.0)
Management of liquid resources		
Cash placed on short term deposit	(45.6)	-
Net cash outflow from management of liquid resources	(45.6)	-
Financing		
Issue of shares from the exercise of options	1.4	0.1
Purchase of shares from minority interests	(5.9)	-
	(4.5)	0.1
Drawdown of third party loans	273.1	304.7
Repayment of third party loans	(396.9)	(261.1)
Capital element of finance lease rental repayment	(1.6)	(11.1)
	(125.4)	32.5
Net cash (outflow)/inflow from financing	(129.9)	32.6

Notes

1. SEGMENTAL INFORMATION

	New York 2004 £m	Regional US 2004 £m	London 2004 £m	Rest of Europe 2004 £m	Asia 2004 £m	Australasia 2004 £m	Group 2004 £m
Turnover							
Hotel	77.6	100.7	77.2	93.0	136.6	44.5	529.6
Non-hotel	-	2.5	-	-	1.4	13.6	17.5
Total	77.6	103.2	77.2	93.0	138.0	58.1	547.1
Hotel gross operating profit	22.4	21.1	39.5	27.9	48.4	18.5	177.8
Hotel fixed charges	(12.2)	(17.0)	(12.9)	(17.3)	(21.2)	(8.6)	(89.2)
Hotel operating profit	10.2	4.1	26.6	10.6	27.2	9.9	88.6
Non-hotel operating profit	-	0.6	-	-	0.8	7.6	9.0
Profit before central costs	10.2	4.7	26.6	10.6	28.0	17.5	97.6
Other operating expenses	-	-	-	-	-	-	-
Impairment	-	(15.2)	-	-	-	-	(15.2)
Central costs	-	-	-	-	-	-	(11.7)
Group operating profit	-	-	-	-	-	-	70.7
Share of operating profits of joint ventures	0.6	-	-	-	7.4	-	8.0
Profit on disposal of fixed assets	51.8	-	-	-	0.5	2.7	55.0
Net interest payable	-	-	-	-	-	-	(38.9)
Profit on ordinary activities before taxation	-	-	-	-	-	-	94.8

Hotel fixed charges include property rent, taxes and insurance, depreciation and amortisation, operating lease rentals and management fees. There are no inter segment sales.

Turnover by origin is not significantly different from turnover by destination.

Turnover derives from two classes of business; hotel operations and non-hotel operations comprising property transactions.

	New York 2003 £m	Regional US 2003 £m	London 2003 £m	Rest of Europe 2003 £m	Asia 2003 £m	Australasia 2003 £m	Group 2003 £m
Turnover							
Hotel	68.9	104.3	69.4	89.4	126.5	42.6	501.1
Non-hotel	-	3.5	-	-	1.6	16.9	22.0
Total	68.9	107.8	69.4	89.4	128.1	59.5	523.1
Hotel gross operating profit	17.8	21.0	34.3	25.0	45.3	17.4	160.8
Hotel fixed charges	(13.9)	(19.5)	(11.9)	(18.7)	(22.0)	(9.7)	(95.7)
Hotel operating profit	3.9	1.5	22.4	6.3	23.3	7.7	65.1
Non-hotel operating profit	-	1.4	-	-	1.0	7.0	9.4
Profit before central costs	3.9	2.9	22.4	6.3	24.3	14.7	74.5
Other operating expenses	(8.1)	-	-	-	-	-	(8.1)
Impairment	-	-	-	-	-	-	-
Central costs	-	-	-	-	-	-	(12.0)
Group operating profit	-	-	-	-	-	-	54.4
Share of operating profits of joint ventures	3.1	-	-	-	3.9	-	7.0
Profit on disposal of fixed assets	-	-	-	-	-	-	0.4
Net interest payable	-	-	-	-	-	-	(43.1)
Profit on ordinary activities before taxation	-	-	-	-	-	-	18.7

For 2003 the New York hotel operating profit excludes pre-opening and legal fees with respect to the Millenium Hilton, these are disclosed in other operating expenses.

2. TAXATION

	Pre-expectional items 2004 £m	Exceptional items 2004 £m	Total 2004 £m	2003 £m
The tax charge comprises:				
Current tax:				
UK Corporation tax				
UK Corporation tax on profits of the year at 30% (2003: 30%)	2.2	-	2.2	6.2
(Over)/under provision in respect of prior years	(2.6)	-	(2.6)	(3.9)
	(0.4)		(0.4)	2.3
Overseas taxation				
Current year charge	13.4	11.8	25.2	3.3
Over provision in respect of prior years	(0.5)	-	(0.5)	(2.8)
Taxation attributable to profits of joint ventures	0.7	-	0.7	0.3
Total current tax	13.2	11.8	25.0	3.1
Deferred tax:				
Origination and reversal of timing differences:				
Current year	(6.0)	10.4	4.4	1.1
Adjustments in respect of prior years	(2.3)	-	(2.3)	(2.9)
Effect of decreased tax rate on opening liability	(1.0)	-	(1.0)	-
Deferred taxation attributable to joint ventures	0.3	(3.9)	(3.6)	0.6
Less amounts recognised directly within reserves	-	(6.1)	(6.1)	-
Total deferred tax	(9.0)	0.4	(8.6)	(1.2)
Tax on profit on ordinary activities	4.2	12.2	16.4	1.9

3. DIVIDENDS – EQUITY

The final dividend of 4.17p per share will be paid on 20 May 2005 to shareholders on the register as at close of business on 29 March 2005. A special dividend of 6.25p per share will also be paid in respect of exceptional items. The Group will again be offering shareholders the option of a scrip dividend.

4. EARNINGS PER SHARE

Total earnings per share are based on earnings of £69.6m (2003: £11.1m) and a weighted average number of shares in issue during the year of 284.5m (2003: 282.7m).

Total fully diluted earnings per share are based on a weighted average number of shares in issue during the year, as adjusted for the exercise of options, of 285.2m (2003: 283.1m).

5. BASIS OF PREPARATION

The financial information set out in this announcement does not constitute the Group's statutory accounts for the years ended 31 December 2004 or 31 December 2003 but is derived from those accounts. Statutory accounts for 2003 have been delivered to the Registrar of Companies and those for 2004 will be delivered following the Company's Annual General Meeting.

The auditors have reported on those accounts. Their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

6. ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on 5 May 2005.

7. KEY OPERATING STATISTICS

	2004	2003 Constant currency	2003 Reported currency
Occupancy (%)			
New York	84.0	82.6	82.6
Regional US	61.2	57.0	57.0
USA	66.9	62.7	62.7
London	83.5	80.9	80.9
Rest of Europe	72.8	69.8	69.8
Europe	77.6	74.7	74.7
Asia	73.2	56.5	56.5
Australasia	71.5	68.7	68.7
Group	71.8	65.1	65.1
Average Room Rate (£)			
New York	108.77	94.61	105.42
Regional US	52.91	52.03	57.97
USA	70.43	64.57	71.94
London	79.79	73.85	73.85
Rest of Europe	66.67	66.41	66.74
Europe	72.93	69.98	70.16
Asia	46.76	47.71	51.98
Australasia	38.77	38.05	37.14
Group	60.59	58.31	61.60
RevPAR (£)			
New York	91.37	78.15	87.08
Regional US	32.38	29.66	33.04
USA	47.12	40.49	45.11
London	66.62	59.74	59.74
Rest of Europe	48.54	46.35	46.58
Europe	56.59	52.28	52.41
Asia	34.23	26.96	29.37
Australasia	27.72	26.14	25.52
Group	43.50	37.96	40.10
Gross Operating Profit Margin (%)			
New York	28.9	25.8	25.8
Regional US	21.0	20.1	20.1
USA	24.4	22.4	22.4
London	51.2	49.4	49.4
Rest of Europe	30.0	28.0	28.0
Europe	39.5	37.3	37.3
Asia	35.4	35.8	35.8
Australasia	41.6	40.8	40.8
Group	33.6	32.4	32.1

Consolidated profit and loss account for the quarter ended 31 December 2004

	Pre exceptional items 3 months ended 31 December 2004 £m	Except-ional items 3 months ended 31 December 2004 £m	Total 3 months ended 31 December 2004 £m	Pre except-ional items 3 months ended 31 December 2003 £m	Except-ional items 3 months ended 31 December 2003 £m	Total 3 months ended 31 December 2003 £m
TURNOVER						
Group and share of joint ventures	161.6	-	161.6	165.3	-	165.3
Less share of turnover of joint ventures	(12.0)	-	(12.0)	(19.8)	-	(19.8)
GROUP TURNOVER	149.6	-	149.6	145.5	-	145.5
Cost of sales	(66.5)	-	(66.5)	(64.7)	-	(64.7)
GROSS PROFIT	83.1	-	83.1	80.8	-	80.8
Administrative expenses	(55.0)	(15.2)	(70.2)	(55.8)	-	(55.8)
Other operating expenses	-	-	-	-	(0.6)	(0.6)
GROUP OPERATING PROFIT	28.1	(15.2)	12.9	25.0	(0.6)	24.4
Share of operating profits of joint ventures	2.6	-	2.6	5.2	-	5.2
TOTAL OPERATING PROFIT	30.7	(15.2)	15.5	30.2	(0.6)	29.6
Profit on disposal of fixed assets	-	2.7	2.7	-	-	-
Profit on disposal of joint ventures	-	51.8	51.8	-	-	-
PROFIT BEFORE INTEREST AND TAXATION	30.7	39.3	70.0	30.2	(0.6)	29.6
Interest receivable and similar income						
Group	4.0	-	4.0	0.5	-	0.5
	4.0	-	4.0	0.5	-	0.5
Interest payable and similar charges						
Group	(12.7)	-	(12.7)	(10.7)	-	(10.7)
Joint ventures	(0.4)	-	(0.4)	(1.0)	-	(1.0)
	(13.1)	-	(13.1)	(11.7)	-	(11.7)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	21.6	39.3	60.9	19.0	(0.6)	18.4
Tax on profit on ordinary activities	1.5	(12.2)	(10.7)	(2.0)	0.2	(1.8)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION	23.1	27.1	50.2	17.0	(0.4)	16.6
Minority interests - equity	(0.8)	(1.6)	(2.4)	(2.1)	-	(2.1)
Profit for the financial period	22.3	25.5	47.8	14.9	(0.4)	14.5
Dividends paid and proposed	(11.9)	(17.9)	(29.8)	(5.8)	-	(5.8)
RETAINED PROFIT FOR THE FINANCIAL PERIOD	10.4	7.6	18.0	9.1	(0.4)	8.7

KEY OPERATING STATISTICS

	3 months ended 31 December 2004	3 months ended 31 December 2003 Constant currency
Occupancy (%)		
New York	85.8	84.3
Regional US	61.0	53.8
USA	67.2	61.4
London	86.8	84.4
Rest of Europe	73.2	70.2
Europe	79.2	76.5
Asia	74.0	68.3
Australasia	73.5	76.4
Group	72.9	69.1
Average Room Rate (£)		
New York	125.36	108.33
Regional US	51.14	50.08
USA	74.79	70.03
London	82.08	78.33
Rest of Europe	68.16	67.15
Europe	74.92	72.62
Asia	48.63	48.02
Australasia	41.56	39.77
Group	63.40	60.55
RevPAR (£)		
New York	107.56	91.32
Regional US	31.20	26.94
USA	50.26	43.00
London	71.25	66.11
Rest of Europe	49.89	47.14
Europe	59.34	55.55
Asia	35.99	32.80
Australasia	30.55	30.38
Group	46.22	41.84
Gross Operating Profit Margin (%)		
New York	35.2	18.9
Regional US	20.5	16.6
USA	27.4	17.7
London	52.1	51.5
Rest of Europe	31.3	28.3
Europe	40.7	38.8
Asia	36.3	48.2
Australasia	43.4	46.4
Group	35.4	35.2